Exhibit 99.2

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

May 23, 2019

Suite 575, 510 Burrard Street
Vancouver, B.C. V6C 3A8

MAVERIX METALS INC.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

INTRODUCTORY NOTES	1
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	10
RISK FACTORS	12
MATERIAL ASSETS	21
DIVIDENDS	38
DESCRIPTION OF CAPITAL STRUCTURE	39
MARKET FOR SECURITIES	40
ESCROWED SECURITIES	41
DIRECTORS AND OFFICERS	41
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	43
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43
TRANSFER AGENT AND REGISTRAR	43
MATERIAL CONTRACTS	43
INTERESTS OF EXPERTS	44
AUDIT COMMITTEE	45
ADDITIONAL INFORMATION	46
SCHEDULE “A” — AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form (“AIF”) contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Maverix Metals Inc. (“Maverix” or the “Company”) does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive stream or royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; also, those risk factors discussed under the heading “Risk Factors” in this AIF.

Forward-looking information in this AIF includes disclosure regarding the gold and other metal purchase agreements (“Streams” and each individually a “Stream”) of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty agreements (“Royalties” and individually a “Royalty”), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine and the Hope Bay mine. Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations from which Maverix will purchase precious or other metals or in respect of which Maverix will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Although Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Readers of this AIF should carefully review the risk factors set out in this AIF under the heading “Risk Factors”.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Maverix holds Royalty, Stream or other interests, including the disclosure in this AIF under the heading “Material Assets — La Colorada Mine, Mexico” and under the heading “Material Assets — Hope Bay Mine, Canada” is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a Royalty or Stream holder, Maverix has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Maverix’s Royalty, Stream or other interest. Maverix’s Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

As at the date of this AIF the Company considers its Stream interest in the La Colorada mine and its Royalty interest in the Hope Bay mine to be its only material mineral properties for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Information included in this AIF with respect to the Hope Bay mine and with respect to the La Colorada mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the La Colorada mine is based on (i) the technical report entitled “Technical Report Preliminary Economic Analysis for the Expansion of the La Colorada Mine in Zacatecas, Mexico” having an effective date of December 31, 2013 which technical report was prepared for Pan American Silver Corp. (“Pan American”), and filed under Pan American’s SEDAR profile on January 30, 2014; (ii) Pan American’s Annual Information Form for the year ended December 31, 2018 and filed under Pan American’s SEDAR profile on March 13, 2019 (the “Pan American AIF”); (iii) the annual Mineral Reserves and Resources Table with an effective date of December 31, 2018 and (iv) information that has been provided by Pan American and/or has been sourced from their news releases with respect to the La Colorada mine.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Hope Bay mine is based on (i) the technical report entitled, “Technical Report on the Hope Bay Project, Nunavut, Canada” having an effective date of May 28, 2015, and prepared for TMAC Resources Inc. (“TMAC”); (ii) TMAC’s Annual Information Form for the year ended December 31, 2018 and filed under TMAC’s SEDAR profile on March 12, 2019; (iii) the annual updated Mineral Reserves and Mineral Resources Estimate with effective date of December 31, 2018 and (iv) information that has been disclosed by TMAC on its website at http://www.tmacresources.com and sourced from news releases of TMAC with respect to the Hope Bay mine.

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a “Qualified Person” under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

Currency Presentation

All dollar amounts referenced as “C$”, “CAD” or “CAD$” are references to Canadian dollars, all references to “US$”, “USD” or “USD$” are references to United States dollars, and all references to “A$”, “AUD” or “AUS$” are references to Australian dollars.

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada.

	Year Ended December 31,
	2018		2017
Rate at end of period	C$	1.3642	C$	1.2545
Average rate during period	C$	1.2957	C$	1.2986
High rate for period	C$	1.3642	C$	1.3743
Low rate for period	C$	1.2552	C$	1.2128

The following table sets out the high and low rates of exchange for one Australian dollar expressed in Canadian dollars in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada.

	Year Ended December 31,
	2018		2017
Rate at end of period	C$	0.9616	C$	0.9801
Average rate during period	C$	0.9687	C$	0.9951
High rate for period	C$	0.9902	C$	1.0322
Low rate for period	C$	0.9132	C$	0.9645

CORPORATE STRUCTURE

Maverix was incorporated under the Canada Business Corporations Act (“CBCA”) on September 5, 2008 as “MacMillan Minerals Inc.” On July 11, 2016 Maverix completed a statutory plan of arrangement under the CBCA (the “Arrangement”), which involved the acquisition of Maverix Metals Inc. (a private company incorporated in British Columbia referred to herein as “PrivateCo”) and the acquisition of a portfolio of thirteen precious metal Streams, Royalties, and purchase agreements from Pan American (the “PA Royalty Portfolio”). In conjunction with the acquisitions of PrivateCo and the PA Royalty Portfolio, Maverix, among other things, changed its name from “MacMillan Minerals Inc.” to “Maverix Metals Inc.” and, effective January 31, 2017, PrivateCo was dissolved.

The Company’s head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Canada.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.  As at the date of this AIF the Company’s common shares (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “MMX”.  Subsequent to the year ended December 31, 2018 the Company was conditionally approved to graduate to list its Common Shares on the Toronto Stock Exchange and the Company applied to list the Common Shares on the NYSE American, LLC (see “General Development of the Business — Subsequent Events to December 31, 2018”).

The Company has five subsidiaries: (i) Maverix Metals (Australia) Pty Ltd. which was incorporated under the laws of Australia in connection with the Company’s acquisition of a portfolio of Royalties from Gold Fields Netherlands Services BV (a wholly owned subsidiary of Gold Fields Limited) and certain of its affiliates (collectively, “Gold Fields”); (ii) Maverix Metals (Nevada) Inc. which was incorporated under the laws of the State of Nevada, United States in connection with the Company’s acquisition from Resource Income Fund, L.P. (“RIF”) of the Florida Canyon NSR Royalty; (iii) Maverix Metals (BVI) Limited which was incorporated under the laws of British Virgin Islands and acquired from Gold Fields in connection with the Company’s acquisition of a portfolio of Royalties from Gold Fields; (iv) Exploration Mac-Ore S.A. de C.V. incorporated under the laws of Mexico; and (v) Minera MacMillan S.A. de C.V. incorporated under the laws of Mexico.

Inter-Corporate Relationships

The chart below illustrates the Company’s material inter-corporate relationships as at the date hereof:

* One (1) share held by Matt Fargey, an officer of the Company, in trust for the Company.

** Three thousand (3,000) shares held by Matt Fargey, an officer of the Company, in trust for the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Prior Business of Maverix

Prior to the completion of the Arrangement, as more particularly described below, Maverix (operating as MacMillan Minerals Inc. (“MacMillan”) at the time) was engaged in the business of the exploration and development of mineral properties in Mexico.

Readers are referred to the disclosure of Maverix (then referred to as MacMillan) for further information concerning the operations of Maverix prior to the completion of the Arrangement.

Completion of Arrangement to form Maverix Metals Inc.

PrivateCo was formed with the sole purpose of becoming a mining royalty and streaming company. PrivateCo’s primary activity from the date of its incorporation was negotiating, financing and structuring the acquisition of the PA Royalty Portfolio from Pan American and the related reverse-take over (“RTO”) transaction with MacMillan.

In the period from February 2016 to April 2016, PrivateCo raised approximately CAD$4,000,000 through the issuance and sale of subscription receipts. Each subscription receipt entitled the holder thereof to receive one common share of PrivateCo on the closing of the Arrangement, which common shares of PrivateCo were then exchanged for Common Shares of MacMillan pursuant to the terms of the Arrangement.

On July 11, 2016 MacMillan, Pan American and PrivateCo completed the Arrangement pursuant to which MacMillan acquired PrivateCo and the PA Royalty Portfolio from Pan American and changed its name to Maverix Metals Inc.

In addition to changing its name, Maverix also consolidated its pre-Arrangement Common Shares on the basis of one post-consolidation Common Share for each two pre-consolidation common shares. Maverix’s Common Shares commenced trading on the TSX-V on July 12, 2016 under the symbol “MMX”. The financial year end of Maverix was also changed to December 31.

Pursuant to the Arrangement, Maverix issued a total of 75,929,091 post-consolidation Common Shares and 20,000,000 Common Share purchase warrants (each a “Warrant”). Of this amount, Pan American received 42,850,000 Common Shares and 20,000,000 Warrants. The shareholdings of Pan American are subject to a shareholders’ agreement between Pan American and Maverix. Following the closing of the Arrangement on July 11, 2016, Maverix had 79,837,856 Common Shares issued and outstanding of which Pan American held approximately 54% on a non-diluted basis.

Current Business of Maverix

Acquisition of the PA Royalty Portfolio

Pursuant to the Arrangement, Maverix acquired the PA Royalty Portfolio. The PA Royalty Portfolio consisted of thirteen (13) precious metal Streams, Royalties and payment agreements which are related to the following mines and projects as described below:

•                  La Colorada Mine - Gold Stream (Zacatecas, Mexico) — An agreement to purchase 100% of the gold produced from Pan American’s operating La Colorada silver mine, at an ongoing price that is the lesser of (i) US$650 per ounce and (ii) the spot market price per ounce, for the life of the mine. The mine completed a major expansion in 2017 and is expected to produce between 4,000 to 5,000 ounces of gold annually over the balance of its currently planned mine life.

•                  San Jose Mine - NSR Royalty (Oaxaca, Mexico) — NSR Royalty of 1.5% on all metal sales from the Taviche Oeste concession at Fortuna Silver Mines Inc.’s (“Fortuna”) operating San Jose silver and gold mine. The mine has been producing ore from the Taviche Oeste concession, which hosts the Trinidad North veins since 2015. Fortuna has completed the expansion of the mine and processing facilities and production from the Taviche Oeste concession currently accounts for approximately fifty percent (50%) of the mine’s total production.

•                  Moose River Mine - NSR Royalty (Nova Scotia, Canada) — NSR Royalty of 1.0% on the Touquoy deposit at Atlantic Gold Corporation’s Moose River open pit gold project. Atlantic Gold Corporation began production at the Touquoy deposit in 2017 and full production was achieved in 2018. On May 14, 2019, St. Barbara Ltd., an Australian based gold mining company, announced that it had entered into a definitive agreement to acquire all of the issued and outstanding shares of Atlantic Gold.  This transaction is expected to close in July 2019.

•                  Shalipayco Project - NSR Royalty (Junin, Peru) — NSR Royalty of 1.0% on all metal production from the Shalipayco polymetallic development project. Shalipayco is an underground, pre-feasibility stage project that has been advanced by a joint venture lead by Nexa Resources SA. Pan American retains a 25% carried interest in the project.

•                  La Bolsa Project - Gold Stream (Sonora, Mexico) — An agreement to purchase 5.0% of future gold production at an ongoing price that is the lesser of (i) US$450 per ounce, and (ii) the spot market price per ounce, for the life of the mine from the feasibility stage La Bolsa project, an open pit/heap leach gold/silver project, currently owned by Pan American.

•                  Calcatreu Project - NSR Royalty (Rio Negro, Argentina) — An agreement to receive a payment equivalent to 1.25% NSR Royalty, on all metals produced from the pre-feasibility stage Calcatreu open pit/milling gold/silver project, currently owned by Patagonia Gold PLC (acquired from Pan American in January 2018).

•                  Tres Cruces Project - NSR Royalty (La Libertad, Peru) — NSR Royalty of 1.5% on the Tres Cruces concessions held by New Oroperu Resources Inc. Tres Cruces is under option and is being explored by Barrick Gold Corporation as potential source of ore for their nearby Lagunas Norte mine and mill facility.

•                  Pico Machay Project - NSR Royalty (Huancavelica, Peru) — NSR Royalty of 1.0% on the scoping stage Pico Machay open pit/heap leach gold project currently owned by Pan American.

•                  Taviche Este Project - NSR Royalty (Oaxaca, Mexico) — NSR Royalty of 1.5% on Aura Resources Inc.’s early stage Taviche Este exploration project. The Taviche Este concessions are located near Fortuna’s San Jose mine. In January 2019, Aura Resources announced that it had sold an eighty percent (80%) interest in Taviche Este to Minaurum Gold Inc. Minaurum can acquire the remaining twenty percent (20%) with an additional cash payment.

•                  Quiruvilca Mine - NSR Royalty (La Libertad, Peru) — Agreement to receive a payment equal to 50% of all revenue received, including any sales proceeds, from Pan American’s 2.0% NSR Royalty on all metal production from the historic Quiruvilca zinc/silver mine owned and currently operated by Sociedad Minera Quiruvilca Inversiones S.A.

The PA Royalty Portfolio also included other Royalties on other early stage projects.

La Colorada Agreement

Maverix is a party to the long-term gold purchase and sale agreement (the “La Colorada Agreement”) dated July 7, 2016 between Maverix, Plata Panamericana S.A. de C.V. (“Plata”) and Pan American. Under the La Colorada Agreement, Maverix has the right to purchase 100% of the gold produced from Pan American’s operating La Colorada silver mine at an ongoing price that is the lesser of (i) US$650 per ounce, and (ii) the spot market price per ounce, for the life of the La Colorada Mine.

Acquisition of the GF Royalty Portfolio

On December 23, 2016, the Company acquired a portfolio of eleven (11) Royalties from Gold Fields (the “GF Royalty Portfolio”) pursuant to a Purchase and Sale Agreement entered into with Gold Fields (the “Gold Fields Transaction”). As consideration for the GF Royalty Portfolio, Maverix issued to Gold Fields 42,850,000 Common Shares and 10,000,000 Warrants exercisable for five years at US$1.204 per Common Share.

The GF Royalty Portfolio included the following key assets:

•                  Mt. Carlton Mine - NSR Royalty (Queensland, Australia) — a 2.5% NSR Royalty payable quarterly by Conquest Mining Pty Limited, a subsidiary of Evolution Mining Ltd., on all metal revenues from production minus allowable charges from certain tenements at the high-grade, open pit Mt. Carlton Mine, located 150km south of Townsville, Queensland.

•                  Beta Hunt Mine — NSR and GRR Royalties (Western Australia, Australia) — a 6.0% GRR payable quarterly on all gold production and 1.0% NSR Royalty payable quarterly on all revenue from nickel production minus allowable charges, from certain tenements at the underground Beta Hunt Mine located 600 km from Perth in Kambalda, Western Australia. The Beta Hunt Royalties (gold and nickel) are payable by Salt Lake Mining Pty Ltd, a subsidiary of Royal Nickel Corporation (“RNC Minerals”).

•                  Vivien Mine - GRR (Western Australia, Australia) — a 3.0% to 3.5% GRR payable quarterly by Ramelius Resources Limited on all products mined from the relevant tenements at the Vivien Gold Mine located 15 km west of the town of Leinster, Western Australia. The GRR is 3.5% unless the ore is treated at the Agnew Gold Mining Company Pty Ltd. mill, in which case the GRR Royalty will be 3.0%.

•                  Romero Project - NSR Royalty (San Juan and other Provinces, Dominican Republic) — a 1.25% NSR Royalty payable by GoldQuest Mining Corp. on all minerals mined from certain concessions located in the Dominican Republic. This royalty was acquired through the acquisition of all of the issued and outstanding shares of Gold Fields Dominican (BVI) Limited which subsequently changed its name to Maverix Metals (BVI) Limited.

The GF Royalty Portfolio also included other Royalties on early stage projects.

Pan American Warrant Exercise

Concurrently with the closing of the Gold Fields Transaction, Pan American exercised 10,000,000 Warrants having an exercise price of US$0.546 per Common Share for aggregate proceeds of US$5,460,000 (the “Warrant Exercise”). The Warrant Exercise was carried out as part of an early warrant exercise incentive arrangement with Pan American pursuant to which Maverix issued to Pan American 6,500,000 Warrants with an exercise price of US$1.204 per Common Share and expiring on July 8, 2021.

Acquisition of the Resource Income Fund (“RIF”) Royalties

On February 21, 2017, the Company acquired two NSR royalties from RIF (the “RIF Royalties”) pursuant to a Royalty Purchase and Sale Agreement entered into with RIF dated January 31, 2017 (the “RIF Transaction”). As consideration for the RIF Royalties, Maverix (a) issued an aggregate of 8,500,000 Common Shares, and (b) paid to RIF a one-time payment of US$5,000,000 in cash.

The RIF Royalties included the following key assets:

•                  Florida Canyon Mine - NSR Royalty (Nevada, USA) - a 3.25% NSR Royalty payable quarterly by Alio Gold Inc. (“Alio Gold”) on revenue from production of all metals and other materials, less allowable deductions, from the Florida Canyon open pit heap leach gold mine located in Pershing County, Nevada, United States. Prior to its acquisition by Alio in May 2018, Rye Patch Gold Corp. had restarted operations at the Florida Canyon mine in 2017. Alio is continuing the process of bringing the mine into full scale production.

•                  Beta Hunt Mine - NSR Royalties (Western Australia, Australia) - a 1.5% NSR Royalty payable quarterly on all gold production, and a 0.5% NSR Royalty payable quarterly on all revenue from nickel production, less allowable deductions, from certain tenements at the underground Beta Hunt Mine located 600 km from Perth in Kambalda, Western Australia. The Beta Hunt royalties (gold and nickel) are payable by RNC Minerals. As a result of the RIF Transaction, and following the Gold Fields Transaction, Maverix now has aggregate royalty rights to 7.5% of gold production (consisting of 6.0% GRR and 1.5% NSR Royalty), and 1.5% NSR Royalty on nickel production from Beta Hunt.

Acquisition of the Silvertip Royalty

On April 20, 2017, the Company acquired a 2.5% NSR Royalty on the Silvertip Mine (the “Silvertip Royalty”) from 0875786 B.C. Ltd. (“Seller”), a wholly owned subsidiary of Silvercorp Metals Inc. (“Silvercorp”), pursuant to a Royalty Purchase and Sale Agreement entered into with the Seller dated April 5, 2017. As consideration for the Silvertip Royalty, Maverix has (i) issued to the Seller 3,800,000 Common shares of Maverix, and (ii) has agreed to issue 2,800,000 Common shares of Maverix (the “Contingency Shares”) when the Silvertip Mine achieves (A) commercial production (commercial production was achieved on September 4, 2018), and (B) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

The Silvertip Royalty is payable quarterly by Coeur Mining Inc. on revenue from production of all metals, metallic products or other mineral-based end products, recovered or derived in whatever form, less allowable deductions, from the Silvertip Mine located in northern British Columbia, approximately 16 km south of the Yukon border and 90 km southwest of Watson Lake.

Acquisition of the Karma Royalty

On December 1, 2017, the Company acquired a 2.0% NSR Royalty on the Karma Mine (the “Karma Royalty”) from Liberty Metals & Mining Holdings, LLC (“Liberty”), pursuant to a Royalty Purchase and Sale Agreement entered into with Liberty dated November 22, 2017. Maverix paid US$20,000,000 in cash to acquire the Karma Royalty.

The Karma Royalty is payable quarterly by Endeavour Mining Corporation on 85.5% of revenue from production of all metals, less allowable deductions, from the Karma Mine located in Burkina Faso.

Acquisition of the Newmont Royalty Portfolio

On June 29, 2018, Maverix acquired a portfolio of 50 Royalties (the “Newmont Royalty Portfolio”) from Newmont Mining Corporation and its affiliates (collectively, “Newmont”) pursuant to a Purchase and Sale Agreement entered into with Newmont dated May 29, 2018 (the “Newmont Transaction”). As consideration for the acquisition of the Newmont Royalty Portfolio, Maverix issued 60,000,000 Common Shares and 10,000,000 Warrants to Newmont and made a cash payment to Newmont of US$17,000,000. The Warrants issued to Newmont are exercisable for five years at an exercise price US$1.64 per Common Share.

Certain of the Royalties that were due to be transferred pursuant to the Newmont Transaction were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. A select few of the individual ROFRs were exercised which included, the royalty payable by Barrick Gold on the western extension of the Hemlo mine and royalties payable on two additional non-producing exploration stage projects.

The Newmont Royalty Portfolio included the following key assets:

•                  Hope Bay Mine — NSR Royalty (Nunavut, Canada) — a 1.0% NSR Royalty payable quarterly by Hope Bay Mining Ltd., a subsidiary of TMAC on the entire Hope Bay mine located in Nunavut, Canada. The Hope Bay mine covers the entire Hope Bay greenstone district and includes a currently operating underground mine, process facility, and two development stage underground mines.

•                  Goldfield Project — NSR Royalty (Nevada, USA) — a 5.0% NSR Royalty payable monthly by Romarco Nevada Goldfield Inc., a subsidiary of Waterton Global Resource Management (and including related entities, “Waterton”) on production from the Gemfield deposit as part of the development stage Goldfield project located in Nevada, USA. The Goldfield project consists of several open pit mines which are expected to supply a central heap leach processing facility.

•                  Hasbrouck Project — NSR Royalty (Nevada, USA) — a 1.25% NSR Royalty payable monthly by Vista Nevada Corp., a participating joint venture between West Kirkland Mining Inc. (75%) and Waterton (25%), on the development stage Hasbrouck and Three Hills properties, collectively the “Hasbrouck

Project”, located in Nevada, USA. The Hasbrouck project is excepted to be developed as successive open pit mines utilizing heap leach processing.

•                  Converse Project — NSR Royalty (Nevada, USA) — a 5.0% NSR Royalty payable monthly by Romarco Nevada Inc., a subsidiary of Waterton, on a significant portion of the development stage Converse project, located in Nevada, USA. The Converse project is expected to be a large open pit operation employing heap leach processing.

•                  Amulsar Gold Project — Quarterly Payments (Vayots Dzor Marz and Syunik Marz, Armenia) — A royalty payment agreement payable by Lydian International Ltd. which provides for 20 quarterly instalments of US$1.0 million beginning after commercial production at the Amulsar project is achieved.

The Newmont Royalty Portfolio also included other early stage Royalties and several industrial mineral and power royalties and land lease payments, located primarily in Nevada, which will generate revenue to Maverix each year.

Establishment of the US$50,000,000 Revolving Credit Facility

On June 21, 2018 Maverix announced that it had entered into a revolving credit agreement with the Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada (“National Bank”) which permits Maverix to borrow up to US$50,000,000 (the “Revolving Facility”). The Revolving Facility has a term of three years, and is extendable through mutual agreement between Maverix, CIBC and National Bank. Maverix intends to use the Revolving Facility for future royalty or stream acquisitions and general corporate purposes.

Acquisition of the Moss Silver Stream

On December 6, 2018, Maverix announced that it had entered into a definitive agreement with Golden Vertex Corp., a wholly-owned subsidiary of Northern Vertex Corp. (collectively, “Northern Vertex”) to acquire 100% of the silver produced from Northern Vertex’s operating Moss Mine (the “Moss Silver Stream”).  Under the terms of the Moss Silver Stream, Maverix will be entitled to purchase 50% of the life of mine silver production when 3.5 million ounces of silver have been purchased. Maverix will make ongoing cash payments to Northern Vertex equal to 20% of the spot price of silver. As consideration for the Moss Silver Stream, Maverix made an upfront cash payment of US$20,000,000. The Moss Silver Stream was effective from October 1, 2018 and applies to all current and future phases of operations at the Moss Mine.

The Moss Mine is an open pit, heap leach gold and silver operation located in northwestern Arizona, USA.  The Moss Mine commenced operations in the first quarter of 2018 and declared commercial production in September 2018.

Subsequent Events to December 31, 2018

Acquisition of the El Mochito Silver Stream

On March 28, 2019, Maverix announced that it had entered into a definitive agreement with Ascendant Resources Inc., and a wholly-owned subsidiary of Ascendant, American Pacific Honduras S.A. de C.V. (collectively, “Ascendant”) to purchase 22.5% of the silver produced from Ascendant’s, El Mochito Mine (the “El Mochito Stream”). As consideration for the El Mochito Stream, Maverix made an initial upfront cash payment of US$7,500,000. Subject to the satisfaction of certain conditions, Maverix may make an additional US$7,500,000 payment to acquire the right to purchase an additional 17.5% of the silver produced from the El Mochito Mine. If Maverix makes the additional payment, then Maverix will be entitled to purchase a total of 40% of the silver produced from the El Mochito Mine until it has purchased a cumulative total of 3,000,000 ounces of silver, at which point the silver stream percentage will decrease to 30% for the life of the mine. Maverix will make ongoing cash payments to Ascendant equal to 25% of the spot price of silver. The El Mochito Stream was effective from January 1, 2019.

The El Mochito Mine is an operating underground zinc/lead/silver mine located in western Honduras with a long history of production. Ascendant Resources Inc. acquired the operation in late 2016 and is in the process of optimizing operations and expanding capacity. A preliminary economic assessment published in October 2018 investigated expansion from the current 2,200 mtpd to approximately 2,800 mtpd.

Amendment to Revolving Credit Facility

On April 8, 2019 Maverix announced that it had amended and increased the Revolving Facility to allow Maverix to borrow up to US$75,000,000. The amended Revolving Facility has a term of four years, which is extendable through mutual agreement between Maverix, CIBC and National Bank.

Share Consolidation

On May 23, 2019 the consolidation of Maverix’s Common Shares on the basis of two pre-consolidation common shares for each one post-consolidation common share became effective.  Maverix’s post-consolidation common shares were posted for trading on the TSXV at the opening of trading on May 23, 2019 under the current symbol, “MMX”.  The shareholders of Maverix authorized the consolidation of the common shares at the annual general and special meeting of shareholders held on May 14, 2019.

The 215,896,666 Common Shares issued and outstanding prior to the consolidation were consolidated to approximately 107,948,333 Common Shares.  All fractional shares that would otherwise have been received by a shareholder as a result of the consolidation were rounded to the nearest whole number of shares.  All outstanding stock options and warrants were proportionately adjusted based on the consolidation ratio.

Graduation to the TSX; Application to List on the NYSE American

On May 22, 2019 Maverix announced that it had applied to list its Common Shares on the NYSE American LLC (“NYSE American”) and that it had been conditionally approved to graduate to a listing on the TSX.  Maverix’s ticker symbol on both the TSX and the NYSE American would be “MMX”.

DESCRIPTION OF THE BUSINESS

Maverix is a precious metal streaming and royalty company that generates its revenue primarily from Streams and Royalties. Maverix does not conduct active mining operations. Maverix currently has a portfolio of eighty (80) Streams and Royalties, of which thirteen (13) of these interests are on mines that are currently producing. Maverix is a Canadian publicly listed company and its Common Shares are listed for trading on the TSX-V under the symbol “MMX”.

Maverix seeks to acquire existing Streams and Royalties from the holders thereof or new Royalties or Streams directly from companies with development projects or operating mines. Generally, in return for making an advance payment to acquire a Stream, Maverix receives the right to purchase, at a fixed price, a percentage of a mine’s production for the operating life of the asset.

A royalty is a payment to a royalty holder by a property owner or an operator of a mining project and is typically based on a percentage of the minerals or other products produced or the revenues generated from the property. Depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute to operating or capital costs or environmental liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery for the minerals sold. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the agreement governing the terms of the royalty. A GRR royalty is generally a defined percentage of gross revenues received by the operator from the sale of all metals or products from a mining operation, without any deductions.

Principal Product

The principal products of Maverix are: (i) precious metals that it has agreed to purchase pursuant to Stream agreements that it has entered into with mining companies; and (ii) royalty payments pursuant to Royalty agreements acquired by Maverix or entered into with mining companies.

The Company’s material assets are its Stream interest in the La Colorada mine and its Royalty interest in the Hope Bay mine.

The following table summarizes the Streams that Maverix owns:

Interest	Mine Owner	Location of Mine	Attributable Production to be Purchased	Project Stage
La Colorada Mine	Pan American	Zacatecas, Mexico	100% of gold at a price that is the lesser of (i) US$650/oz and (ii) spot market price per oz	Producing
La Bolsa Project	Pan American	Sonora, Mexico	5% of future gold at a price that is the lesser of (i) US$450/oz and (ii) spot market price per oz	Pre-feasibility
Moss Mine	Northern Vertex	Arizona, USA	100% of silver until 3,500,000 ounces of silver purchase, thereafter 50% of silver, at a price per oz equal to 20% of average price of silver for five consecutive trading days prior to delivery	Producing
El Mochito Mine	Ascendant Resources	Santa Bárbara, Honduras	Initially 22.5% of silver and if certain conditions are met, an additional 17.5% (40% total) at a price per ounce equal to 25% of the silver price at delivery.	Producing

The following table summarizes the main Royalty interests that Maverix owns either directly, or indirectly through one of its subsidiaries:

Royalty Name	Royalty Payor	Location of Mine	Royalty Interest	Current Project Stage
Hope Bay NSR	TMAC Resources Inc.	Nunavut, Canada	1.0% NSR Royalty	Producing
Mt. Carlton NSR	Evolution Mining Ltd.	Queensland, Australia	2.5% NSR Royalty	Producing
Karma NSR	Endeavour Mining Corporation	Burkina Faso	2.0% NSR Royalty	Producing
Beta Hunt Royalties	RNC Minerals	Western Australia, Australia	6.0% GRR, and 1.5% NSR Royalties on all Gold production, and; 1.5% total NSR Royalties on all Nickel production	Producing
Florida Canyon NSR	Alio Gold Inc.	Nevada, USA	3.25% NSR Royalty	Producing
Vivien GRR	Ramelius Resources Ltd.	Western Australia, Australia	3.5% GRR	Producing
San Jose NSR (Taviche Oeste)	Fortuna Silver Mines	Oaxaca, Mexico	1.5% NSR Royalty on production from the Taviche Oeste concessions	Producing
Silvertip NSR	Coeur Mining, Inc.	British Columbia, Canada	2.5% NSR Royalty	Producing
Moose River Consolidated NSR (Touquoy)	Atlantic Gold Corp.	Nova Scotia, Canada	1.0% NSR Royalty on the Touquoy deposit	Producing
Shalipayco NSR	Nexa Resources SA and Pan American Silver	Junin, Peru	1.0% NSR Royalty	Feasibility
Goldfield NSR (Gemfield)	Waterton Global Resource Management	Nevada, USA	5.0% NSR Royalty on the Gemfield deposit	Feasibility
Romero NSR	GoldQuest Mining Corp.	San Juan, Dominican Republic	1.25% NSR Royalty	Feasibility

Royalty Name	Royalty Payor	Location of Mine	Royalty Interest	Current Project Stage
Converse NSR	Waterton Global Resource Management	Nevada, USA	5.0% NSR Royalty	Preliminary Economic Assessment

Further details regarding the purchase agreements entered into by Maverix in respect of its material Streams and the Royalty acquisition agreements can be found under the heading “General Development of the Business” above.

Competitive Conditions

Maverix will compete with other companies that operate in the stream and royalty market segment to acquire Streams and Royalties. Maverix will also compete with companies that provide financing to mining companies. Maverix also competes with other precious metals focused companies for capital and human resources. See “Description of the Business — Risk Factors — Competition”.

Components

Maverix expects to purchase or acquire Royalties or Streams as previously described above under “Description of the Business”.

Employees

As at the date of this AIF, Maverix has a total of eight employees. No management functions of Maverix are performed to any substantial degree by persons other than the directors and executive officers of the Company.

Foreign Operations

Maverix currently purchases or expects to purchase precious or other metals or receives or expects to receive payments under Royalties from mines or operations in the United States, Canada, Mexico, Australia, Burkina Faso, Chile, Peru, Argentina, Democratic Republic of Congo, French Guiana, Honduras and the Dominican Republic. Maverix may in the future purchase precious metals or receive payments under Royalties from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond Maverix’s control and could adversely affect the Company’s business. The effect of these factors cannot be predicted with any accuracy by Maverix or its management. See “Description of the Business — Risk Factors — International Interests” in this AIF.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Maverix. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect Maverix’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Maverix. The risk factors described in this AIF are not the only risks that Maverix faces. Additional risks or uncertainties that Maverix does not have any knowledge of or are currently deemed as immaterial, could also materially adversely affect Maverix.

Risks Relating to Maverix

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

The price of Maverix’s Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Maverix from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Maverix. Maverix’s revenue is particularly sensitive to the changes in the price of gold. The cash flow derived from the La Colorada Stream (gold) is 100% dependent on the future price of gold, and revenues from the Royalty on the Hope Bay mine are dependent on the price of gold and gold production from those assets. The price of gold and other commodities fluctuates daily and are affected by factors beyond the control of Maverix, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar’s strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from Royalties, Streams or working interests applicable to one or more relevant commodities. Even if Maverix worked to ensure a diversification of commodities that underlie its Royalties and Streams, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Maverix Has No Control Over Mining Operations

Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty and Stream assets is based on production from third party mine owners and operators. Maverix will enter into precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Maverix expects to receive payments under Royalty agreements from certain mines and operations, however, Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Stream or Royalty, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or project will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Maverix. Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Variations in Foreign Exchange Rates

The operations of Maverix are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on the profitability of Maverix, its result of operations and financial condition. There can be no assurance that the steps taken by management to address such fluctuations will eliminate the adverse effects and Maverix may suffer losses due to adverse foreign currency fluctuations.

Market Price of the Common Shares of Maverix

The Common Shares of Maverix are listed and posted for trading on the TSX-V. An investment in the securities of Maverix is highly speculative. The market price of securities of companies involved in the mining and natural resources industry have experienced substantial volatility in the past. The price of the Common Shares is likely to be influenced by changes in commodity prices, the financial condition of Maverix or results of operations as reflected in the financial statements of Maverix and other risk factors identified in this AIF.

Delay Receiving or Failure to Receive Payments

Maverix is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Maverix’s Streams and Royalties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the Royalty or Stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Maverix’s rights to payment under the Royalties/Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Maverix’s ability to collect amounts owing under its Royalties/Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Maverix’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Maverix should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Maverix’s rights may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition.

Third Party Reporting

Maverix relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Maverix may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Maverix.

In addition, a Royalty or Stream agreement may require an owner or operator to provide Maverix with production and operating information that may, depending on the completeness and accuracy of such information, enable Maverix to detect errors in the calculation of Royalty or Stream payments that it receives. As a result, the ability of Maverix to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Maverix will need to make retroactive revenue adjustments. Of the Royalty or Stream agreements that Maverix enters into, some may provide Maverix the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Maverix of the applicable revenue and may require Maverix to adjust its revenue in later periods.

As a holder of an interest in a Royalty or Stream, Maverix will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Maverix to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Maverix based on the stage of development of the properties covered by the assets within the portfolio of Maverix.

Disclosure Regarding Operations

Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the Royalty or Stream and, as such, Maverix may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Maverix has an interest, may restrict the ability of Maverix to enhance its performance which may result in a material and adverse effect on the profitability of Maverix, results of operations for Maverix and financial condition. There can be no assurance that Maverix will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

As Maverix executes on its business plan it will seek to purchase Royalties and Streams from third parties. Maverix cannot offer any assurance that it can complete any acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Maverix.

At any given time Maverix may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Maverix and may involve the issuance of securities by Maverix to fund any such acquisition. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Maverix may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Maverix, even if such restructuring may reduce near-term revenues or result in Maverix incurring transaction related costs. Maverix may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

Maverix Cash Flow Risk

Maverix is not directly involved in the ownership or operation of mines. Maverix’s Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Maverix’s cash flow is dependent on the activities of third parties which could create risk that those third parties may, have targets inconsistent to Maverix’s targets, take action contrary to Maverix’s goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Maverix, or experience financial, operational or other difficulties or set backs, including bankruptcy or insolvency proceedings, which could limit a third party’s ability to perform under a specific third party arrangement. Specifically, Maverix could be negatively impacted by an operator’s ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third party entering a bankruptcy proceeding, which would result in Maverix being unable to realize any value for its Stream, Royalty or other interest.

Change in Material Assets

As at the date of this AIF the La Colorada Stream and the Hope Bay Royalty are currently material assets to Maverix, although as new assets are acquired or move into production, the materiality of each of the assets of Maverix will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the La Colorada mine and the Hope Bay mine, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Maverix, the financial condition of Maverix and results of its operations.

Dependence on Key Personnel

Maverix is dependent on the services of a small number of key management personnel. The ability of Maverix to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Maverix will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Maverix could have a material adverse effect on the Company. From time to time, Maverix may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Maverix and there can be no assurance that Maverix will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Maverix is not successful in attracting and retaining qualified personnel, the ability of Maverix to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Competition

Maverix will compete with other companies for Streams and Royalties. Other companies may have greater resources than Maverix. Any such competition may prevent Maverix from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Maverix’s ability to conduct its business. There can be no assurance that Maverix will be able to compete successfully against other companies in acquiring new Royalty and or Stream interests. In addition, Maverix may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Maverix may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to Maverix, may have a material and adverse effect on Maverix’s profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Conflicts of Interest

Certain directors and officers of Maverix also serve as directors and/or officers of other companies that are involved in natural resource explorations, development and mining operations, including Pan American and Newmont, and consequently there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Maverix and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Global Financial Conditions

Global financial conditions can be volatile. Access to additional sources of capital, including conducting public financings, has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates. These factors may impact the ability of Maverix to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Maverix. Increased levels of volatility and market turmoil can adversely impact the operations of Maverix and the value and the price of the Common Shares of the Company could be adversely affected.

Future Financing; Future Securities Issuances

There can be no assurance that Maverix will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the funding obligations of Maverix or result in delay or postponement of further business activities which may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition. Maverix may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Concentration of Share Ownership

As at the date of this AIF, Pan American owns approximately 25.55% of the outstanding Common Shares (on a non-diluted basis), Gold Fields owns approximately 16.6% of the outstanding Common Shares (on a non-diluted basis) and Newmont owns approximately 27.79% of the outstanding Common Shares (on a non-diluted basis). As a result of the share ownership and pursuant to shareholders’ agreements, Pan American, Gold Fields and Newmont each maintain certain rights including, but not limited to, a right to maintain their pro rata interest in Maverix should Maverix issue or sell any securities and a right to board appointees. The concentrated share ownership of Pan

American, Gold Fields and Newmont could have the effect of delaying or preventing a change of control. See “Material Contracts — Shareholder Agreements”.

Litigation affecting Properties

Potential litigation may arise on a property on which Maverix holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Maverix will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Maverix’s profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Changes in Tax Laws Impacting Maverix

There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being in the jurisdictions where Maverix has interests that could have a material adverse effect on Maverix. Any such change or implementation of new tax laws or regulations could adversely affect Maverix’s ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Maverix being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Maverix, Maverix’s results of operations, financial condition and the trading price of the Common Shares of Maverix. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Maverix less attractive to counterparties. Such changes could adversely affect the ability of Maverix to acquire new assets or make future investments.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Maverix holds an Interest

To the extent that they relate to the production of minerals from or the continued operation of, properties in which Maverix holds a Royalty or Stream interest, Maverix will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Exploration, Development and Operating Risks

Mining involves a high degree of risk. Mines and projects in which Maverix has or may enter into a precious metal purchase agreement or Royalty agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather-related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down mining operations temporarily or permanently. Mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the mining operations.

Commodity Prices

Metal prices are subject to fluctuation and any future significant decline could result in mines, mining operations and project development to cease. Owners and operators of mines and development projects could be forced to cease operations or discontinue development of a particular project, which could materially adversely affect Maverix’s business operations and profitability.

Environmental Risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Maverix has an interest. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with mining operations. To the extent such approvals are required and not obtained, mining operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Maverix. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on mining operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. Although Maverix believes that, other than as discussed elsewhere herein, the owners and operators of the mines and projects in which Maverix has an interest currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator’s Employees

Production from the properties in which Maverix holds an interest depends on the efforts of operators’ employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Maverix. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Maverix.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves in this AIF are estimates only and were obtained from technical reports filed in respect of the La Colorada Mine and the Hope Bay Mine. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine’s production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Maverix has contracted with will not be replenished by discoveries or acquisitions.

Relations with Employees

Production at mines or projects in which Maverix holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Maverix holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company’s relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where a mining company considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company’s insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to specific mines or projects has been or will be reviewed by or on behalf of Maverix, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Maverix.

International Interests

Certain operations that underlie Maverix’s Streams and Royalties are conducted, or will be conducted, outside of the United States and Canada, including in Mexico, Peru, Chile, Australia, Argentina, Burkina Faso, Honduras, the Dominican Republic, French Guiana and the Democratic Republic of the Congo and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Permitting, Construction and Development

Certain mines and projects that Maverix may seek to invest in may be in various stages of permitting, construction, development and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Maverix holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Maverix holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Maverix’s Royalty or Stream assets.

Risks Related to the Securities of Maverix

Securities of Maverix are subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Maverix include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Maverix at any given time may not accurately reflect the long-term value of Maverix.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Maverix.

Limitations on the enforcement of Civil Judgments

A substantial portion of the assets of Maverix are located outside of Canada. As a result, it may not be possible for investors in the securities of Maverix to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

MATERIAL ASSETS

As at the date of this AIF the Company’s Stream on the La Colorada mine, and its Royalty due from the Hope Bay mine are its material assets. A description of each mine is included below.

La Colorada Mine, Mexico

A technical report was prepared for Pan American pursuant to NI 43-101 entitled “Technical Report Preliminary Economic Analysis for the Expansion of the La Colorada Mine in Zacatecas, Mexico” dated December 31, 2013 (the “La Colorada Report”).

The following description of the La Colorada Mine has been prepared in reliance, in part, on the La Colorada Report and the Pan American AIF and readers should consult the La Colorada Report and Pan American AIF to obtain further particulars on the La Colorada Mine. The La Colorada Report and Pan American AIF are available for review under Pan American’s profile on SEDAR (www.sedar.com). Information in this section that provides non-material updates to information in the La Colorada Report has been provided by Pan American and/or has been sourced from Pan American’s press releases or continuous disclosure with respect to the La Colorada Mine.

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Introductory Notes — Technical and Third Party Information”.

Project Description, Location and Access

The La Colorada underground silver mine is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 99 kilometres south of the city of Durango and 156 kilometres northwest of the city of Zacatecas. The La Colorada mine is accessed primarily from the cities of Durango and Zacatecas by paved highway and all weather gravel roads.

The La Colorada Mine is owned and operated by Plata, a wholly-owned subsidiary of Pan American. The La Colorada property, including certain exploration concessions outside the mining area, is comprised of 56 mining claims totalling approximately 8,800 hectares. Pan American pays an annual fee to maintain the claims in good standing, and to the knowledge of Maverix, Pan American has met all of the necessary obligations to retain the project.

Pan American has control over approximately 1,300 hectares of surface rights covering the main workings. All of the La Colorada mineral reserves and mineral resources and all of the known mineralized zones, mine workings, the processing plant, effluent management and treatment systems, and tailings disposal areas are located within the mining claims controlled by Pan American.

To the best of the knowledge of Pan American, the La Colorada Mine is not subject to any other Royalties, overrides, back-in rights, payments, or other agreements (other than the La Colorada Agreement) and encumbrances, other than governmental taxes, fees and duties. Pan American’s Mexican operations are subject to governmental taxes, fees and duties, including: (i) a special mining duty of 7.5% applied to taxable earnings before interest, inflation, taxes, depreciation, and amortization; and (ii) a deductible extraordinary mining duty of 0.5% that is applied to the sale of gold, silver, and platinum.

There are no known significant factors or risks which could affect access, title, or the ability to perform work on the property. Please refer to “Risks Related to Mines and Mining Operations” in this AIF for an overview of the risks relating to mining operations.

History

In 1925, the Dorado family operated mines at two locations on the La Colorada property. From 1929 to 1955, Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 tonne per day flotation plant and worked the old dumps of two previous mines on the La Colorada property. From 1933 to the end of World War II, La Compañía de Industrias Peñoles also conducted mining operations on the property. From 1949 to 1993, Compañía de Minas Victoria Eugenia S.A. de C.V. operated a number of mines on the La Colorada property. In 1994, Minas La Colorada S.A. de C.V. (“MLC”) acquired the exploration and exploitation claims and surface rights of Compañía de Minas Victoria Eugenia S.A. de C.V. Until 1997, MLC conducted mining operations on three of the old mines on the La Colorada property at a rate of approximately 150 tonnes per day (“mtpd”).

Historically, exploration has been in the form of development drifting on the veins. Prior to Pan American’s ownership, 131 diamond drill holes had been drilled. In 1997, Pan American entered into an option agreement with MLC, during which time Pan American conducted exploration and diamond drilling programs as part of their due diligence reviews. Pan American acquired the La Colorada mine from MLC in April 1998 and has focussed production on the Candelaria, Estrella, and Recompensa mines. No activity takes place at the Campaña mine.

Geological Setting, Mineralization, and Deposit Types

The La Colorada property is located on the eastern flanks of the Sierra Madre Occidental mountain range at the contact between the Lower Volcanic Complex and the Upper Volcanic Supergroup. The oldest rocks exposed in the mine area are carbonates and calcareous clastic rocks overlain by a conglomerate unit. Most of the outcrop in the mine area is altered dacite of the regional Lower Volcanic Complex. The stratigraphically highest rocks in the mine area are felsic tuffs correlated with the Upper Volcanic sequence.

Thirteen breccia pipes up to 100 metres in diameter have been identified on the property, which can extend vertically more than 400 metres below the surface. The breccias contain clasts of limestone and trachyte, often mineralized, in an altered trachyte matrix. Clasts of vein material have been found in the breccias suggesting that the pipes postdate the vein emplacement.

East to northeast striking faults dipping mostly moderately to steeply to the south form the dominant structures in the project area and controlled the deposition of mineralization by acting as conduits for mineralizing hydrothermal fluids.

La Colorada is a typical epithermal silver-gold deposit, with a transition in the lower reaches of the deposit to a more base metal predominant system. There are three separate active mining areas on the property, including the Candelaria, Estrella, and Recompensa areas. The main structure at Candelaria strikes generally east west. The west part of the vein is referred to as HW and the east part is referred to as NC2, and there are a number of off-splits from these veins. The Estrella area includes the Amolillo vein, which is a split from the HW vein, and the Palomas vein, which is a split from Amolillo. The Recompensa zone produces or has produced from three areas: the Recompensa vein; Erika, which is a split from the Recompensa vein; and the Yuri replacement body, which lies between Erika and Recompensa.

Four dominant styles of mineralization are present at La Colorada, including breccia pipes, vein-hosted mineralization, replacement mantos within limestone, and deeper seated transitional mineralization. On October 23, 2018, Pan American announced a discovery of wide zones of skarn type mineralization below the current production levels, as well as limestone replacement mantos.

Mineralization in the breccia pipes generally has lower silver values and elevated base metal values. Mineralization is associated with intense silicification and occurs as disseminated galena and sphalerite with minor chalcopyrite and bornite. Sulphides are found in the clasts and the matrix.

Most mineralized veins on the property strike east to northeast and dip moderately to steeply to the south and are generally less than two metres in width. The HW Corridor at the Candelaria mine strikes east-west and dips moderately to the south, with true widths of approximately up to 15 metres, but most of the economic mineralization is located in quartz veins, which are on average one to two metres wide. Where the veins are unoxidised, galena, sphalerite, pyrite, native silver, and silver sulphosalts are present. The major mineralized veins are strongly brecciated and locally oxidised.

Manto style mineralization is found near vein contacts where the primary host rock is limestone. This style of mineralization was previously mined at Recompensa and is also present in areas of the Candelaria zone. The mantos can form bodies up to six metres wide. The mineralogy of the mantos is characterized by galena and sphalerite with minor pyrite and chalcopyrite.

The deep seated transition mineralization, also known as NC2 Deep at the Candelaria mine, consists of both vein type mineralization and more diffuse stockwork and breccia zones.

Deep drilling has defined a restricted manto replacement body with lower silver-gold grades and higher lead zinc grades at the 1,000 metre level and remains open to depth. It is adjacent to the known vein system which continues at that depth.

The current mineral resource and mineral reserve currently comprises vein and manto hosted mineralization. The economically most important veins are the NC2 and NCPHW veins at the Candelaria mine and the Amolillo vein at the Estrella mine. The majority of the silver mineralization is found in the quartz veins which range from 2.0 to 2.9 metres wide.

The NC2 is a narrow, one to seven-metre-wide mainly sulphide and partly oxide vein with a strike length of over 900 metres. It is open to the east where it is cut by a trachyte dyke, and has been confirmed by drilling and drifting to continue in both width and grade on the other side of the dike. Pan American drilled a hole that intersected the vein 300 metres below the current mineral reserves and believe the down-dip exploration potential is significant. There are a number of other splits from this vein numbered NC1 to NC11 that, including NC2 contain a significant portion of the mineral resource and mineral reserve ounces of silver.

The HW vein, also at the Candelaria mine, is a one to two metre thick vein with a strike length of over 1.1 kilometres. The HW Corridor consists of four structures. The majority of the silver mineralization is found in quartz veins which average two metres wide but can widen up to six to seven metres at the intersections with the HW vein.

At the Estrella mine, the Amolillo oxide/sulphide vein is located 500 metres north of the NC2 and HW vein complex and approximately along strike to the east of the Recompensa vein. The vein has an average width of 1.8 metres and a strike length of approximately 1,300 metres. Pan American’s drilling results indicate that the Amolillo vein could be key to a possible mine expansion. Diamond drilling has intersected the vein 300 metres below the deepest mining level, and expanded the lateral extension to the east and west by 900 metres for a total of 1,300 metres of current strike length.

The Recompensa mine contributes the fewest silver ounces to the mineral resources and mineral reserves. The main zones being exploited are the Recompensa and Erika veins and the Yuri manto replacement body located between the two veins. The Recompensa and Yuri are located more than a kilometre northwest of the NC2 and HW vein complex. The vein mineralization averages about 1.6 metres wide in the economically mineable zones, and contains a minor amount of oxide but mostly sulphide material. Erika is a hanging wall split from the Recompensa vein and is relatively narrow at an average width of 0.7 metres in the economically mined zone. It contains only sulphide material.

Exploration

Mining had taken place at La Colorada for several decades prior to any modern exploration work, identifying most of the major structures. For this reason, there has been little surface sampling or geophysics and other surveys. For the past several years, Pan American has typically drilled on the order of 25,000-30,000 meters each year from surface and underground.

Drilling

The mine undertakes drilling on an annual basis for mineral resource and reserve definition. The drilling database contains 1,600 drill holes. All drilling at La Colorada is diamond core drilling and is performed from both surface and underground by mine employees using a Plata owned drill or by specialized drilling contractors under the supervision of the La Colorada mine geology department. In the past, underground holes were drilled BQ size until 2000 when the drillhole diameter in the HW corridor was increased to HQ size to improve core recovery. From 2008 to present the surface hole size has been increased to HQ and underground holes are drilled either at HQ, NQ or BQ sizes depending on the location and/or depth of the holes.

Sampling, Analysis, and Data Verification

Channel sampling is performed in ore development areas and stopes by sampling crews under the supervision of the mine geologist. Both channel and drill core sample intervals are approximately a metre in width. There are no known drilling, sampling, or recovery issues that could materially impact the reliability of the results. Underground channel samples are brought directly to the on-site laboratory at the end of each shift. Underground drill cores are brought to the core shack, which is fenced and locked when there are no geology department employees present. Once the drillhole has been logged and sampled, the samples are transported to the on-site laboratory. Pan American states it has no reason to believe that the integrity of the samples has been compromised.

Pan American has used four commercial labs in the past for exploration assaying at La Colorada, including Bondar Clegg (Vancouver, B.C.), ALS Chemex (Vancouver, B.C.), Luismin (Durango, Mexico) and ALS Chemex de México (Guadalajara, México). All gold and silver assays by the commercial labs have been done using fire assay with either an atomic absorption (“AA”) or gravimetric finish. Base metals were assayed using acid digestion and AA determination. All samples are now prepared at the La Colorada mine laboratory, which is ISO9001:2008 certified and operated by Pan American employees. Samples are analyzed for gold and silver using fire assay with gravimetric finish, and for lead, zinc, and copper by acid digestion followed by AA.

The La Colorada mine geology department conducts a quality assurance/quality control (“QAQC”) program that is independent from the laboratory. The program includes the insertion of standards and blanks to the on-site laboratory and the submission of pulp duplicate samples to an external laboratory. The results of the QAQC samples demonstrate acceptable accuracy and precision and that no significant contamination is occurring at the mine or external laboratories. Pan American is of the opinion that the data quality and reliability is to industry standard and is sufficient for use in resource and reserve estimation and mine planning.

Mineral Processing and Metallurgical Testing

As part of normal plant operation procedures, metallurgical analysis and testing is undertaken as required. The majority of these analyses are to assess mill performance and metallurgical recovery. Metal recovery forecasts used in Pan American’s mine plans are based on the historical performance of the plant operations and the tonnes and grade of material that is planned to be mined.

Mineral Resource and Mineral Reserve Estimates

The following mineral reserves and mineral resources statements were obtained from the Pan American AIF.

Pan American management estimates that mineral reserves at La Colorada, as at December 31, 2018, are as follows:

La Colorada Mineral Reserves (1), (2)

Reserve Category	Tonnes (Mt)	Grams of Silver per tonne	Grams of Gold per tonne	% Zinc	% Lead
Proven	4.3	387	0.31	2.92	1.66
Probable	4.3	346	0.27	2.13	1.21
TOTAL	8.6	366	0.29	2.52	1.44

Notes:

(1)         Estimated using a price of $18.50 per ounce of silver, $1,300 per ounce gold, $2,400 per tonne of zinc and $2,100 per tonne of lead.

(2)         Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores.

Pan American management estimates that mineral resources at La Colorada, as at December 31, 2018, are as follows:

La Colorada Mineral Resources(1),(2)

Reserve Category	Tonnes (Mt)	Grams of Silver per tonne	Grams of Gold per tonne	% Zinc	% Lead
Measured	0.6	193	0.15	1.00	0.60
Indicated	2.0	156	0.20	1.11	0.54
Inferred	6.2	185	0.20	4.09	2.08

Notes:

(1)         These mineral resources are in addition to mineral reserves. Estimated using a price of $18.50 per ounce of silver, $1,300 per ounce gold, $2,400 per tonne of zinc and $2,100 per tonne of lead.

(2)         Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores.

Mineral resources are estimated using an averaging method based on the data collected from both diamond drilling and underground channel samples. A long section is produced of each structure and then divided into mineable blocks. The volume of the block is estimated from the average width of the vein or mineralization intersection of each drillhole or channel located within a 30 metre radius of the mining block. The grade of each block is estimated by the length weighted average of the grade of the vein or mineralization of each intersection within a 30 metre radius of the block. The samples are assessed and treated for extreme sample grades prior to averaging. Average bulk density values from samples selected from spatially and geologically representative locations are applied to each mining block volume to estimate the tonnes of each block. The mineral resource estimates are updated annually with new information and updated geological interpretations and depleted annually for mining in the previous year.

Planned dilution is applied to each intersection to achieve a minimum mining width and to account for backfill which is inadvertently mucked each lift during the cut and fill stoping. Additional unplanned dilution is also applied in order to correlate with the reconciliation between the mineral reserve and the plant results. Mining recovery is estimated depending on vein width and based on experience and observation at each mining area. A value per tonne is calculated in each block considering the value paid for each metal, the expected metallurgical recovery of each metal to concentrate or to doré, and costs including insurance, penalties, refining, and transport.

Mineral resource confidence classifications are based on the proximity and density of geological and grade information in each block, as well as the interpretation and the experience of the mine geologist. Mineral resources are then converted to mineral reserves depending on the resource classification and whether they can be economically mined.

Mineral reserve estimates are based on a number of assumptions that include metallurgical, taxation, and economic parameters. Increasing costs or increasing taxation could have a negative impact on the estimation of mineral reserves. There are currently no known factors that may have a material negative impact on the estimate of mineral reserves or mineral resources at La Colorada.

Mining Operations

The mining method used at all three mines is cut and fill stoping. Ground support is provided by rock bolts, with screen and shotcrete as required, as well as by backfilling the voids created by mining with development rock or mill tailings as the ore extraction advances. Either hand-held drills or electric hydraulic jumbo drills are used for development mining to access the ore, depending on the size of the excavation required.

Ore extracted from the Candelaria and Estrella mines is hoisted through the Beaty Cimarron Shaft, which has a capacity in excess of 2,300 mtpd from the current hoisting horizon, and hauled to the mill crusher stockpile. When required, Candelaria and Estrella ore can be hauled up to the surface using one of the mine access ramps. Ore extracted from the Recompensa mine is hauled by truck up a ramp to the mill crusher stockpile.

Processing and Recovery Operations

The operation produces both oxide and sulphide ore, which is processed through separate circuits. The total nominal plant capacity is 1,800 mtpd with the current life of mine plan projecting processing of 1,400 tpd of sulphide ore and 400 tpd of oxide ore.

The oxide plant comprises a conventional cyanide leach plant consisting of crushing, grinding, leaching, Merrill Crowe zinc precipitation, and on-site refining to produce precious metal doré. The sulphide plant is a conventional flotation plant comprised of crushing, grinding and selective lead and zinc froth flotation circuits to recover precious and base metals into separate lead and zinc concentrates. Tailings from both plants are delivered as slurry to separate lined tailings storage facilities. Tailings from the sulphide plant are directed as required to a hydraulic backfill plant for re-use underground as backfill in the stopes.

During 2018, Pan American processed 183,000 tonnes in the oxide plant and 543,000 tonnes in the sulfide plant, producing 7.6 million ounces of silver, 4,400 ounces of gold, 17,800 tonnes of zinc, and 8,800 tonnes of lead.

All precious metal doré produced at La Colorada is sent to one of two arm’s length precious metals refineries for refining under fixed term contracts. After refining, the silver is sold on the spot market to various bullion traders and banks, and the gold is sold to Maverix pursuant to the La Colorada Stream agreement. All lead and zinc concentrates produced at La Colorada are sold to arm’s length smelters and concentrate traders under negotiated fixed term contracts, which consider the presence of any deleterious elements. The revenue per type of concentrate and doré produced by the La Colorada mine for the past three years were as follows:

2018	Revenue(1),(2)	Quantity
Silver and Gold in Doré	$21.0 million	1,440,000	ounces of silver
		757	ounces of gold
Lead Concentrate[3]	$100.1 million	18,611	tonnes

	Revenue(1),(2)	Quantity
Zinc Concentrate[3]	$42.9 million	30,799	tonnes

2017
Silver and Gold in Doré	$21.7 million	1,365,000	ounces of silver
		632	ounces of gold
Lead Concentrate[3]	$112.1 million	20,688	tonnes
Zinc Concentrate[3]	$37.9 million	26,749	tonnes

2016
Silver and Gold in Doré	$21.0 million	1,310,000	ounces of silver
		540	ounces of gold
Lead Concentrate[3]	$78.0 million	13,940	tonnes
Zinc Concentrate[3]	$19.3 million	19,270	tonnes

Notes:

(1)         Consists of sales to arm’s length customers.

(2)         Calculated as gross revenue plus export credit incentives less treatment and refining charges and export taxes.

(3)         Lead concentrates contain payable silver and gold. Zinc concentrates contain payable silver.

Infrastructure, Permitting and Compliance Activities

The mine workings, processing plant, tailings and waste disposal areas, effluent management and treatment facilities, roads, and power and water lines have already been constructed and are located within the boundaries of the mining leases and surface rights controlled by Pan American. To the best of Pan American’s knowledge, all permits and licenses required to conduct activities on the project have been obtained and are currently in good standing.

The mine purchases electrical power from the Mexican national power utility and back up diesel power is also available. Water for the mining operation is supplied from the underground mine dewatering systems and is adequate for the existing and planned future requirements of the mine.

An environmental impact statement (“EIS”) and risk assessment on the La Colorada property was submitted to the Mexican environmental authorities in early March 1999. The EIS described the impact of proposed development and mining activities and provided conceptual plans for closure and remediation. The EIS was approved by the Mexican authorities in November 1999 and renewed in late 2010. In 2013, the Mexican authorities approved a modification to the existing environmental permits that allow the proposed expansion of the mine and process plant up to 2,000 tpd. A modification application to the plant expansion permit was approved in early 2015.

La Colorada has voluntarily participated in the Mexican Environmental Protection Authority’s “Clean Industry” Program which involves independent verification of compliance with all environmental permits and the implementation of good practice environmental management procedures and practices. The mine obtained its first certification in 2008 and has been re-certified periodically, with the most recent certificate awarded in 2014. As of December 31, 2018, La Colorada continued in the re-certification process due to administrative delays.

The main environmental projects at La Colorada focus on the stability and revegetation of historic tailings facilities and an upgrade to existing mine water treatment infrastructure completed in 2016.

A closure cost estimate for La Colorada was prepared according to State of Nevada approved SRCE methodology in 2011 and is updated every year. Pan American has estimated the present value of the final site reclamation costs for the La Colorada property to be approximately $6.6 million as at December 31, 2018.

Safety audits are conducted by Pan American’s Director of Health and Safety and safety managers from some of Pan American’s other mines.

La Colorada was the recipient of the prestigious “Casco de Plata” award for 2007, 2009, 2014 and 2015, for the best safety record for underground mines in Mexico with in excess of 500 employees, and took second place in the same category in 2013. In both 2009 and 2014, La Colorada was awarded Pan American’s Chairman’s Safety Award. During 2018, personnel employed at the mine attended over 86,000 hours of training.

Capital and Operating Costs

In 2018, total capital additions at La Colorada were approximately $24.0 million, with $7.1 million invested in expenditures related to the expansion activities, including exploration on the newly discovered skarn mineralization.

Capital investments in 2019 will total between $14 million to $14.5 million. In addition to sustaining capital investments of between $6.5 million and $7.0 million relating to underground equipment refurbishments, underground ventilation infrastructure expansions and near mine exploration, we also expect to have approximately $7.5 million in project capital spending for continued exploration drilling on the newly discovered skarn deposit.

In 2018, direct operating costs at La Colorada were $70.2 million.

Exploration, Development and Production

In 2019, Pan American anticipates producing between 8.0 million and 8.2 million ounces of silver, between 4,100 and 4,800 ounces of gold, 18,700 and 19,500 tonnes of zinc, and between 9,500 and 9,800 tonnes of lead. They also plan to undertake approximately 60,000 metres of exploration drilling in 2019.

Hope Bay Mine, Canada

A technical report was prepared for TMAC Resources Inc. (“TMAC”) pursuant to NI 43-101 entitled “Technical Report on the Hope Bay Project, Nunavut, Canada” having an effective date of May 28, 2015 (the “Hope Bay 2015 PFS”). The Hope Bay 2015 PFS is available for review under TMAC’s profile on SEDAR (www.sedar.com). In addition to relying on the Hope Bay 2015 PFS, the Company has also augmented its understanding of the project by reviewing TMAC’s public disclosure, specifically news releases, and TMAC’s Annual Information Form for the year ended December 31, 2018 (the “2018 AIF”) dated March 11, 2019, all of which is available on TMAC’s website (www.tmacresources.com) and under the profile of TMAC on SEDAR (www.sedar.com).

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Introductory Notes — Technical and Third Party Information”.

Project Description, Location and Access

The Hope Bay Mine and surrounding land package (the “Project”) is located 685 km northeast of Yellowknife, Northwest Territories, and 125 km southwest of Cambridge Bay, Nunavut Territory, and is situated east of Bathurst Inlet, Nunavut Territory. The nearest settlements are Umingmaktok, located 75 km to the west and Kingaun (Bathurst Inlet), located 110 km southwest. The centroid of the Project lies approximately 160 km above the Arctic Circle at 67º30’ N latitude and 107º W longitude.

The Project comprises an area of 1,101 km2 and forms one large contiguous block that is approximately 80 km by 20 km in size. Mineral tenure includes two Crown (Federal) mineral claims (covering an area of 1,667 ha); 76 Crown mining leases (52,622 ha); two pending Crown mining leases (1,509 ha), 78 Crown mineral claims (68,297 ha), and one Mineral Exploration Agreement (“MEA”) covering an area of 60,361 ha.

Nunavut Tunngavik Inc. (“NTI”), the organization which coordinates and manages Inuit responsibilities set out in the Nunavut Land Claims Agreement (“NLCA”), holds the surface title and mineral rights to Inuit-Owned Lands (IOL) in the Kitikmeot region of Nunavut, including the surface rights over the entire Hope Bay Project area and mineral rights over selected portions of the Project. The Kitikmeot Inuit Association (“KIA”) administers the surface rights and the Inuit Impact and Benefits Agreement (“IIBA”) associated with the Project.

NTI owns approximately 50% of the subsurface mineral claims of the Hope Bay Property with the remaining 50% owned by the Crown. Mineral rights at Doris are held entirely by NTI, mineral rights at Madrid are split between NTI and the Crown, and mineral rights at Boston and further south are held entirely by the Crown. Subsurface exploration activities on lands subject to NTI subsurface rights are governed by the MEA. Mineral production on lands subject to NTI subsurface rights, including Doris, requires a production lease issued by NTI.

The primary access route to the Hope Bay Property for bulk commodities such as diesel fuel, mining and Plant equipment and sundry supplies is via a marine route through the Arctic Ocean on the annual sealift from late July through September, when ice-free conditions allow for passage. With the completion of the Dempster highway, the dock facilities of Tuktoyaktuk are also available for use as an embarkation point to site. Goods must be transported by air during the rest of the year. Personnel are transported yearround by air to the gravel airstrip at the Doris site. Currently, the 1,545 m by 40 m wide strip allows for gravel certified aircraft such as the Dash 8, Buffalo, 737-200, Hercules, ATR-72 and Avro RJ85 Avroliner. The nearest community and commercial airport is at Cambridge Bay, approximately 125 km by air.

History

The Hope Bay volcanic belt was first outlined in 1962 by J. A. Fraser of the Geological Survey of Canada during a reconnaissance scale mapping program. There has been continuous exploration on the property by numerous companies since 1965.

The principal deposits (Boston, Madrid, and Doris) were discovered by BHP in 1992-1995. Between 2000 and 2007, BHP’s successor Miramar completed a number of exploration programs and engineering studies at the Project. In 2007, Newmont acquired Miramar and formed Hope Bay Mining Ltd. (“HBML”), which became registered owner of all the Hope Bay Project tenure. From 2007 until care and maintenance in 2012, HBML conducted core drilling, geological mapping, sampling, metallurgical testwork, Mineral Resource estimation, preliminary metal leaching and waste rock characterization studies, collection of environmental and social baseline data, development of a site-wide, probabilistic water balance model, groundwater monitoring programs, and preliminary mining and engineering studies.

TMAC acquired the Hope Bay project in March 2013.

Geological Setting and Mineralization

The Project lies within the Hope Bay volcanic belt. The Hope Bay volcanic belt is located in the Bathurst Block, which covers approximately 16,000 km2 in the northeast portion of the Slave Structural Province. The Bathurst Block is isolated from the rest of the Slave Province by the Proterozoic cover of the Kilohigok Basin.

Gold mineralization is found in three areas: the Doris, Madrid, and Boston areas. The deposits are typical Archean lode deposit types which occur within folded and metamorphosed mafic volcanic rocks.

The Doris area hosts several distinctive suites of mafic volcanic rocks which are broadly divided into Mg and Fe tholeiites. Volcanic rocks were intruded by one or two phases or late mafic dykes of gabbroic composition. A series of diabase dykes and sills clearly crosscut all of the stratigraphy. The Doris Vein system is characterized by a series of north—south striking, subvertical, gold bearing, ductile-brittle structures that commonly host wide, stylolitic, ribboned, or bull quartz veins. A total of nine sub-parallel structures have been identified within the Doris system and have been traced by diamond drilling for greater than 2.3 km and from surface to 650 m deep.

The Madrid area is defined by a north-south striking package of mafic volcanics, including a sequence of iron-titanium tholeiites, Mg tholeiites, komatiitic basalts, and synvolcanic to late gabbro and ultramafic rocks. Gold mineralization is most commonly associated with the high Fe-Ti tholeiites and is structurally controlled by a large-scale deformation zone. It is found in four zones comprising quartz-carbonate stockwork veining, which overprints dolomite-sericitealbite-pyrite altered mafic volcanic rocks. The gold mineralization is characterized by multistage brecciation and alteration with at least two separate gold mineralization events. Gold occurs within north-northeast, east, southeast, and north-northwest trending brecciated and carbonate altered zones and is associated with disseminated pyrite which replaces brecciated mafic fragments.

The geology of the Boston deposit is a bimodal assemblage of mafic and felsic volcanic rocks along with sedimentary rocks all of which are complexly folded about a large-scale synformalanticline. The core of the anticline is occupied by mafic volcanic rocks that host the Boston deposit and these in turn are overlain by sedimentary rocks. The structure is best defined by facing directions recognized by graded bedding, bedding-

cleavage relationships in the sedimentary rocks and from pillow shelves in the mafic volcanic rocks. The geometry of this fold is well constrained by lithologic contacts. Gold mineralization is found in three zones in sub-vertical horizons of extensive hydrothermal alteration within a large iron-rich carbonatealtered shear zone. Organic carbon graphite is a common component of the Boston mineralized system, but not directly with the gold-bearing veins. Gold occurs within and around structurally controlled quartz-carbonate veins, which have been developed along lithological contacts. Gold is associated with sulphide mineralization, mainly as clots of the pyrite within veins and in the wallrock.

Exploration

The Hope Bay volcanic belt was first outlined in 1962. Exploration from 1965 to 1989 comprised geological mapping, prospecting, trenching and limited airborne magnetic surveys.

From 1991 to 2012, extensive exploration was conducted by BHP, Miramar, and Newmont/HBML. The 1991 to 2012 programs included geological mapping, geophysical surveys, geochemical surveys, diamond drilling, underground bulk sampling, and metallurgical testwork. TMAC exploration from 2013 through 2018 comprised mostly diamond drilling.

There is excellent exploration potential along the entire length of the 80 km long Hope Bay Property with historical and recent progress having only been focused on extensions of the three currently known Mineral Resource trends as well as identifying other targets defined by geological relationships characteristic of Archean orogenic gold deposits, and geophysical and geochemical anomalies.

The 2018 exploration activities consisted of surface and underground diamond drilling at Madrid North and Doris, respectively. Underground diamond drilling at Doris targeted both near-term production areas and longer-term expansion of Mineral Resources and were focused on the Doris North BTD zones. Surface diamond drilling at Madrid North targeted the near surface, high-grade core of both the Naartok West and Naartok East zones. The regional exploration drilling program was significantly reduced from the original budget as expenditures and budgeted metres were reallocated to the Madrid North program. Regional exploration also included gold in glacial till sampling, building on the 2016 and 2017 programs, and airborne geophysical surveying on the Elu Link claims.

Sampling, Analysis and Data Verification

The following describes sample preparation and analysis protocol for TMAC’s programs. ALS Ltd. is the primary analytical laboratory used and is independent of TMAC. For fire assays, the samples are received, crushed, split, pulverized and washed at the prep lab at ALS (Yellowknife, NT, Canada). The pulp samples are then sent for fire assay or screen metallics to ALS (Vancouver, BC, Canada). Gold fire assay is performed by code Au-AA26. ALS protocol states that: The samples undergo a process of fire assay fusion followed by atomic absorption spectroscopy (AAS). Samples are primary jaw crushed and then passed through a roll crusher to achieve 95% passing 2 mm (-10 mesh). A 1,000 gram rotary split is pulverized to 85% passing 75 μm (-200 mesh) in a ring and puck mill. A 50 gram sample split is fire assayed with an AA finish for gold (ALS protocol Au-AA26). Additionally, any samples from a target zone identified by TMAC personnel as containing visible gold are directed to an initial metallic screen assay, bypassing procedure Au-AA26. Samples, which return gold values greater than 100 g /t, are automatically reanalyzed using fire assay fusion of a 50 gram sample with gravimetric fusion (Au-GRA22). Samples identified by TMAC requiring screen fire assay, code SCR24, are screened at 100 μm (150 mesh). The material passed through the screen (-100 μm) is homogenized and two subsamples of 50 g each are analyzed using Au-AA26. If the negative fraction (-100 μm) returns gold values greater than 100 grams per tonne, the minus fraction is reanalyzed using fire assay with a gravimetric finish (Au-GRA22). Any material remaining (+100 μm) is retained and analyzed in its entirety by fire assay with gravimetric finish. The average of the two results is taken and reported as the gold fraction result. Both values are used to calculate the combined gold content of the plus and minus fractions. The gold values for both the +100 μm and -100 μm fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. Table 3 summarizes the sample weight and detection limits for each of the assay procedures. The final gold value in the assay database represents the result of the AA26 method or GRA22, then metallic screen assay, where available.

Prior to the March 2015 Mineral Resource estimate, RPA compared 100% of the 2013 and 2014 sample databases to assay certificates from ALS. No major discrepancies were found; however, RPA noted the following:

•                  Nine samples (<1%) differed by more than 0.05 g/t gold from the drilhole database. Of these, eight appeared to be screen metallic results not incorporated into the final drilhole database.

•                  113 samples (1%) differed by more than 0.05 g/t gold from the drilhole database. Of these, eight use a different assay result than expected, 70 samples use a default value where an actual value existed, and 32 samples use an incorrect default value.

RPA expressed the opinion that these inconsistencies are minor and that the drilhole database is acceptable for use in a Mineral Resource estimate.

The QA/QC program enacted by TMAC included systematic insertion of certified reference material and blanks and field duplicates. A suite of four suitable certified reference materials was purchased from Analytical Solutions Ltd. QA/QC results are monitored on a monthly basis and a third-party review of the results and procedures is conducted yearly. The Company’s QA/QC procedures are considered to meet or exceed industry best practice.

Mineral Processing and Metallurgical Testing

Metallurgical testing was carried out by Gekko Systems Pty Ltd. of Ballarat, Australia (“Gekko”) on the Doris, Doris North, and Naartok deposits. The results show that recoveries of 94%, 89% and 90% can be achieved using the flowsheet proposed by Gekko. Metallurgical recoveries for Boston, Patch, and Suluk were estimated by previous Project operators and used in the Hope Bay 2015 PFS at 95%, 93%, and 84%, respectively. Metallurgical recoveries for Wolverine and Rand were assumed by the Hope Bay 2015 PFS to be 93% and 90%, respectively, by comparing the geological characteristics of these deposits with those of the others.

The flowsheet utilizes two concentrator lines (“CL”), each having a nominal 1,000 mtpd capacity. A jaw crusher circuit feeds the two CLs. Each CL consists of secondary crushing, grinding, gravity gold recovery, and flotation. The flotation concentrate and gravity gold recovered will go to the Concentrate Treatment Plant (“CTP”) for further processing. The CTP consists of regrind, cyanidation, resin gold recovery, doré gold bar production, and tailings treatment for the flotation concentrate residue. The tailings treatment consists of detoxification and filtering to form a filtercake that will be placed underground. The flotation tails will be pumped to the tailing impoundment area (“TIA”).

Gold recovery for the LOM is expected to average 91.1%.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources for the Hope Bay Property were updated effective December 31, 2018, reflecting new drilling information and to provide the basis for the Mineral Reserve estimate dated December 31, 2018.

Mineral Reserves reported were estimated using a long-term gold price of US$1,250/oz and US$/C$ exchange rate of 0.80. Mineral Resources were estimated using a long-term gold price of US$1,400/oz and US$/C$ exchange rate of 0.80.

HOPE BAY PROVEN AND PROBABLE RESERVE — DECEMBER 31, 2018

	Proven			Probable			Proven and Probable
Zone	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)
Stockpiles	121	5.4	21				121	5.4	21
Doris	197	13.9	88	1,840	6.6	391	2,037	7.3	479
Madrid North				10,819	6.2	2,168	10,819	6.2	2,168
Madrid South				690	10.9	242	690	10.9	242
Boston	1,072	8.2	282	1,756	7.0	396	2,828	7.5	678
Total Proven and Probable	1,390	8.7	391	15,105	6.6	3,197	16,495	6.8	3,588

Notes:

(1)              CIM definitions were followed for the statement of Mineral Reserves.

(2)              The Mineral Reserves for individual deposits were estimated using a cut-off grades between 4.0 g/t and 4.6 g/t to account for assumed variable process recoveries, operating costs and ore haulage costs.

(3)              All Mineral Reserves are estimated using an average long-term gold price of US$1,250 per ounce and a US$/C$ exchange rate of 0.80.

(4)              A 50-m crown pillar allowance was applied to Mineral Reserves located below lakes where applicable.

(5)              A minimum mining width of 2.5 m for long hole mining and 3.4 m for Drift and Fill mining was applied.

(6)              Density was calculated using the geological block model density field.

(7)              A 95% extraction factor and 20% external dilution factor was applied to long hole mining.

(8)              A 95% extraction factor and 15% external dilution factor was applied to drift and fill mining.

(9)              Numbers may not add due to rounding.

HOPE BAY MEASURED, INDICATED AND INFERRED RESOURCES — DECEMBER 31, 2018

	Measured			Indicated			Measured and Indicated
	Grade			Grade			Grade
Zone	Tonnes (kt)	(Au g/t)	Ounces (koz)	Tonnes (kt)	(Au g/t)	Ounces (koz)	Tonnes (kt)	(Au g/t)	Ounces (koz)
Doris	141	28.9	207	1	9.1	26	371	19.5	233
Doris Connector/Central				1,539	9.4	463	1,539	9.4	463
Doris Connector/Central BTD				141	8.4	38	141	8.4	38
Boston				68	18.3	40	68	18.3	40
Total Measured & Indicated	281	22.9	207	1,838	9.6	567	2,119	11.4	774
Suluk				3,195	7.7	794	3,195	7.7	794
Rand				807	6.3	165	807	6.3	165
Naartok				7,441	7.5	1,800	7,441	7.5	1,800
Madrid Total				11,443	7.5	2,759	11,443	7.5	2,759
Patch 14				359	17.7	204	359	17.7	204
Wolverine				212	11.5	78	212	11.5	78
Madrid South Total				571	15.4	282	571	15.4	282
Boston UG North				236	6.0	46	236	6.0	46
Boston UG B2	608	10.3	201	2,189	9.6	673	2,798	9.7	874
Boston UG B3/B4				677	8.1	176	677	8.1	176
Boston Total	608	10.3	201	3,103	9.0	895	3,711	9.2	1,096
Grand Total	889	14.3	408	16,954	8.3	4,503	17,843	8.6	4,911

	Inferred
Zone	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)
Doris	1,566	7.4	371
Madrid North	3,359	6.2	671
Madrid South	490	8.3	131
Boston	1,934	7.2	448
Total Inferred	7,349	6.9	1,621

Notes:

(1) CIM definitions were followed for Mineral Resources.

(2) Mineral Resources are estimated at a cut-off grade of 4.0 g/t Au except for Boston which was estimated at a cut-off of 4.5g/t Au.

(3) Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce, and a US$/C$ exchange rate of 0.80.

(4) A minimum mining width of approximately 2.5 m was used.

(5) A 50-m crown pillar allowance was applied to Mineral Resources located below lakes.

(6) Numbers may not add due to rounding.

(7) Doris North has been depleted based on surveyed mining cavities up to the end of December 2018.

(8) Mineral Resources are inclusive of those Mineral Resources converted to Mineral Reserves.

(9) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

The development plan includes conventional underground mining methods that makes use of significant existing surface and underground infrastructure. Mining at the Hope Bay Project incorporates several methods in order to address the deposit geometry and anticipated ground conditions. Mining takes place under permafrost conditions where the mineralization is located away from any water bodies and also under nonpermafrost conditions in what is known as the talik, unfrozen zones in the vicinity and under the lakes in the area. Doris North is in permafrost while the Connector and Central zones at Doris will be beneath the lake. The Naatok (Madrid North) and Patch 14 and Wolverine (Madrid South) deposits are situated beneath the lakes and therefore will not be under permafrost conditions.

Doris North has two primary access declines: the first accesses the BTD zone at the 4,735 m level (with the portal at 5,046 m elevation in the survey coordinate system); and the second is being developed towards the south to access the Doris Connector and Doris Central zones and is at the 4,895 m level. The Doris North Hinge zone is being mined using the longhole method, as the widths and thicknesses are amenable to this method, thereby providing for optimum extraction of the Mineral Reserves. This method will also eliminate the need for leaving pillars. The limbs of the Hinge, Doris Connector and other zones such as the Madrid North (Naartok, Suluk, and Rand) will be mined using narrow vein longhole stoping methods with sublevels placed at 20 m vertical intervals to minimize drilhole deviation and dilution. The Madrid South (Patch 14 and Wolverine) zones will be mined using drift and fill in smaller sections of the zone thereby permitting use of this conventional method in order to optimize extraction and minimize dilution. The Naartok zone is wide in areas and there are sufficient breaks across the zone to permit using longitudinal longhole stopes to optimize extraction and reduce dilution.

Access to and services for the deposits at Madrid and Boston will be by ramp decline from surface. Ore and waste haulage from the underground operations will also be via this ramp.

To optimize extraction of the Mineral Reserves, backfill consisting of cemented rock fill (“CRF”) will be used. Unconsolidated backfill will also be used where possible and frozen fill will also be tested for effectiveness. The mining plan does not incorporate permanent pillars in ore, however, if required for ground support, lower grade areas will be considered. Detailed definition diamond drilling prior to stope development will permit determination of such potential areas.

Production over the 20-year life-of-mine (“LOM”) period averages 2,000 mtpd from two mine operations. Four mines including Doris (Doris North and Connector veins), Madrid North (Naartok, Suluk, Rand veins), Madrid South (Patch 14 and Wolverine veins), and Boston make up the sources of ore that will be produced during the mine life. Of the 14.3 million tonnes of ore produced during the LOM, the distribution by mine will include Doris at 17%, Madrid North at 55%, Madrid South at 5%, and Boston at 23%.

The extraction sequence will follow the LOM mine plan with production coming from the Doris veins first followed by Madrid North and Madrid South as the all-weather road is being constructed to access the Boston site. Recent success in identifying additional Mineral Resources at Doris suggest that it is likely mining will continue for longer than originally anticipated. Construction to facilitate bulk sampling is planned for initiation in the second half of 2019 at Madrid North, with the development of both surface and underground infrastructure. Madrid production is planned to ramp up in 2020 contingent upon successful bulk sample results. Construction of the road between Boston and Madrid is planned for 2021, with a target completion of work and resumption of development from the Boston portal in 2022. Boston production is planned to commence in 2022 and continue until 2033. Similarly, Madrid North’s Naartok zone is the largest and is anticipated to commence production in 2020 and continue until 2035. During the mine life, exploration diamond drilling will carry on hence there is a reasonable expectation that one or several of the mines will see some additional production as these zones are for the most part open to depth and on strike.

Processing and Recovery Operations

Following the acquisition of the Hope Bay project, the Company engaged Gekko to resume preliminary engineering studies for a process plant. Gekko had performed significant metallurgical and design work since 2002 for previous owners of the Hope Bay Property. Gekko was selected by TMAC based on the modular nature of its products and flowsheet, flexible gravity recovery circuit for high-grade precious metal feed, and performance in other sites. Gekko conducted further metallurgical test work on Doris ores and completed a preliminary design in October 2014. Based on this preliminary design, Gekko was instructed to proceed with detailed engineering in December 2014. Further testwork on Madrid ores using this flowsheet was completed in early February 2015 and yielded successful results.

The Plant produces gold from ore processed at the Doris site. The engineering contract with Gekko for the Plant was completed in March 2015 and a fabrication and procurement contract with Gekko was entered into in April 2015. The Plant consists of two, 1,000 mtpd, modular CLs. A primary jaw crusher feeds both CLs. Gravity and flotation products are processed in the CTP. The CTP consists of regrind, cyanidation, resin gold recovery, doré gold bar production, and tailings treatment.

Wet commissioning of the Plant began in December 2016 and ore started to move through the Plant in early January 2017, with the first gold pour on February 9, 2017. Installation of the second two CLs commenced in February 2018 and was commissioned by August 2018.

During 2018, the Plant processed 464,200 tonnes of ore at an average grade of 9.4 g/t, with a recovery rate of 79%, producing 110,970 ounces of gold. During 2017, the Plant processed 208,900 tonnes of ore at an average grade of 12.6 g/t, with a recovery rate of 67%, producing 55,150 ounces of gold.

To address the significantly lower gravity recoverable gold recovery experienced in 2017, TMAC ordered Falcon SB400 concentration units to be placed into the recirculating load of the primary grinding circuit for each of CL1 and CL2 to remove fine free gold as it is liberated. The installation and commissioning of the first Falcon SB400 unit on CL1 was completed on April 27, 2018. The installation of the Falcon SB400 units resulted in improved recoveries in CL1 to 82% and 85% in May and June, respectively, and an SB400 was included during the installation of CL2.

The increase in the gravity effort within the CLs allowed for the flotation circuit to operate at feed grades closer to the original design criteria and reduced the ultrafine gravity recovery gold that was previously reporting to the continuous intense leach reactor, thus allowing for optimized leaching and resin operation on solutions with lower gold and cyanide concentrations, resulting in improved CTP recoveries. Lower cyanide concentrations in the circuit also resulted in reduced fouling of the resin.

With the improvement in the amount of gravity recoverable gold recovered by the installation of the Falcon SB400 units, the Company accelerated the existing plans to increase the overall gravity recovered gold through the purchase and installation of additional, larger, gravity concentration units within the primary grinding circuit and a new concentration unit within the regrinding circuit in order to remove free gold as it is liberated. The additional gravity concentrators should result in more of the gravity gold being sent directly to the batch intensive leach reactor, thereby removing gold-loading from both flotation and the continuous intensive leach reactor.

Project Infrastructure

The Hope Bay Property comprises the Roberts Bay Port, the Doris, Madrid and Boston gold bearing mineral deposit trends and other areas of exploration interest. The Roberts Bay Port is on Arctic Ocean tidewater and is located approximately three kilometres from Doris. The Roberts Bay Port facilities include a jetty, a diesel fuel storage facility, and a large lay down area for equipment and supplies. Existing infrastructure at Hope Bay includes gravel airstrips at Doris and Boston, power plants, camp facilities at both Doris and Boston, administration, maintenance, warehouse and mine-dry buildings, an all year haul road from Roberts Bay to Doris and through to Madrid, and a permitted TIA.

Roberts Bay

The Roberts Bay Port is the main port entry point to the Hope Bay Property. The Roberts Bay area includes the seaport infrastructure, which consists of the jetty and major storage and laydown facilities, including a 21million litre fuel tank farm and a 75,000 square metre laydown area for offloaded equipment and materials. The Roberts Bay Port facilities are connected by an all-weather road to the Doris site. Open water marine transport is available for eight to ten weeks per year with deliveries normally arriving at Roberts Bay during the annual sealift in August and September. Bulk machinery supplies and other items will typically be delivered to the Hope Bay Property in the annual sealift and, as necessary and practicable, by air throughout the year. The Company sources machinery, parts and services from local businesses wherever possible, but also procures components from large national and multinational suppliers to the mining industry. TMAC orders inventory items, components, consumables and other items that are necessary for continued operation in advance to ensure, to the extent reasonably possible, delivery when needed to avoid production or development delays.

Power

All the required power is generated on site using diesel powered generators. The Doris power plant supplies power to the entire Doris site. An 11.6 MW primary power plant and a secondary 1.1 MW emergency power plant supplies the Doris site with electricity. The combined installed capacity of these two power plants at Doris is approximately 12.7 MW.

The Madrid North and South portal areas will be serviced by dedicated power generation plants located at the portal areas. At Madrid North, three 725 kW generators will supply power for the underground mine, while Madrid South will have two 725 kW generators. Each of these sites will also have a backup generator. All of the generators for Madrid North and Madrid South are on site.

Boston will be supported by a dedicated power generation plant consisting of two 1.8 MW generators with a 725 kW standby generator. These generators will be purchased when the Boston camp is developed.

Fuel

Fuel is transported by ship from the East or West coast, to the port at Roberts Bay. Fuel is then transferred to land-based storage tanks at various locations throughout the Hope Bay Property. Total installed storage capacity at Roberts Bay and the Doris site is currently approximately 27.5 million litres.

On May 10, 2018, TMAC entered into a diesel fuel purchase and storage agreement with a subsidiary of Macquarie Bank Ltd. whereby Macquarie Bank Ltd. purchased and delivered diesel fuel to Hope Bay and stored the fuel in TMAC’s tanks at Roberts Bay. TMAC now purchases and pays for the diesel fuel as it is consumed.

Camp Facilities

During peak operations it is anticipated that the Doris site will house 400 people and will accommodate workers for Madrid North and South in addition to those at Doris.

An existing camp is located at Doris comprising a number of interconnected complexes containing a kitchen and dining facility, firefighting facilities, water and sewage treatment facilities, sleeping facilities, medical facilities, recreational facilities, a small suite of offices and meeting facilities. As at December 31, 2018 the site can house approximately 300 people.

Mine crews and surface support staff will be bussed to the Madrid site (approximately eight kilometres) for work and returned to the Doris site.

Due to its distance from Doris, Boston will have separate mining operations and associated support infrastructure. The camp at Boston has an existing capacity of 65 persons, which could be used initially, but will subsequently be replaced with a camp for full operations.

Transportation

There are existing, well-maintained site roads leading from Roberts Bay Port through the airstrip to Doris North and further south to Windy Lake at Madrid. The eight kilometre Madrid Road from Doris South to the Madrid North (the Naartok zone) and Windy Lake pump house is complete and currently in use. A road to the Madrid South proposed portal site will be required for development of that infrastructure.

Boston is 55 kilometres to the south of Doris and is currently accessible by aircraft using the Boston site airstrip. Access with tracked vehicles from the camp at Doris to Boston has been achieved regularly via a winter road since 1994. The development of the mine at Boston to production will require the development of an allweather single lane resource road with radio controlled pullouts for ore haulage traffic. The approximately 50 kilometre long road is included in the capital development schedule for Boston.

During 2015, the all-weather airstrip located between Roberts Bay and the Doris North site was widened to 40 metres from 20 metres and lengthened to 1,500 metres from 900 metres to accommodate larger personnel transport and cargo aircraft such as the 737-200, Hercules C-130 and ATR-72, all of which have been approved for the upgraded airstrip. During 2017, the Doris airstrip was lengthened to 1.545 kilometres and a south apron was constructed with de-icing capabilities to reduce potentials for weather delays and to increase aircraft capacity during the warm summer months. It is constructed with run-of-quarry rock topped with a crush layer for durability. Dust suppression is managed using water trucks or environmentally safe chemical dust suppressants as required. The widening and lengthening of the airstrip eliminated the need to construct a temporary winter airstrip on Doris Lake.

All Hope Bay personnel are flown to site. Employees that are resident in Nunavut are transported via King Air from local communities through Cambridge Bay to site. The aircraft availability is well matched to the size of operations with travellers in/outbound on multiple days and flights. Personnel that reside beyond the Kitikmeot region of Nunavut, are flown to Hope Bay from Edmonton. Commencing mid-May 2016, TMAC has been flying rotational employees and contractors to site using 60-passenger ATR-72 airplanes from Edmonton instead of Yellowknife, two days per week, thus reducing travel costs and travel time. During 2018 TMAC transitioned its crew changes to using an Avro RJ85 Avroliner, a gravel certified jet.

Sealift

In order to provide for the economic supply of material and equipment into the Hope Bay Property, an annual sealift is required. This sealift generally takes place during the ice fee period of in the August-September, when the ships and barges can access the site. The main sealift will use the ports of Montreal and/or Vancouver as the embarkation point. Now that the Dempster highway is complete there is also the capability to use the Tuktoyaktuk dock facilities. Freight moves to site using the most appropriate route.

Tailings

Tailings from the Plant are deposited in the TIA which is approximately two km to the east of Doris. Three dams and one interim dike were approved for the TIA design. The north dam had been constructed by Newmont prior to TMAC’s acquisition of Hope Bay and the south dam was constructed in 2018. A third dam, the west dam, will be required when tailings exceed 2.5 million tonnes.

Environmental Studies, Permitting and Social or Community Impact

The focus of TMAC’s permitting strategy is to allow for exploration activities on the entire Hope Bay belt, maintain commercial mining at Doris, permit expansions at Doris, and obtain additional permits for mining at the Madrid and Boston gold deposits. With respect to exploration permits, TMAC holds two Type B Water Licences allowing bulk sampling at Madrid North, Madrid South and Boston; and a third Type B Water Licence for exploration drilling on the entire Hope Bay Belt. At Doris, TMAC is in possession of federal and territorial approvals for continued mining and gold production at Doris and the construction and operation of mines at Madrid North, Madrid South and Boston.

Doris

The Doris North Project Certificate was issued by Nunavut Impact Review Board (“NIRB”), and the Doris North Water Licence has been issued by Nunavut Water Board (“NWB”). Amendment No. 2 of the Doris Project Certificate was issued by NIRB on November 12, 2018 which outlines the environmental and socio-economic conditions and compliance monitoring that is required for the Doris mine during operation and closure. On January 14, 2019, Amendment No. 2 of the Doris Type A Water Licence was received which enables the Doris site to expand to support mining activities at Madrid North and Madrid South and to accommodate up to 18 million tonnes of tailings in the TIA. Together, these two approvals allow the mining, milling, use of water, placement of waste and construction and operation of attendant infrastructure for the Doris site.

Other necessary federal permits in hand for development and operation of Doris include Fisheries Act authorizations from the Department of Fisheries and Oceans Canada and a Navigable Waters Protection Act approval from Transport Canada, all of which will remain in effect for the life-of-mine, and a federal Lands Act jetty lease for the Roberts Bay jetty, which was renewed in 2018 and expires in 2048.

Madrid and Boston and the Remaining Hope Bay Property

To carry out exploration in Nunavut, a “Type B” water licence is required from NWB. The Company holds three “Type B” water licences: one for advanced exploration at Madrid, including the collection of bulk samples of 50,000 tonnes from each of Madrid North and Madrid South; a second for Boston which permits the extraction of a bulk sample of ore; and a third for surface exploration and drilling activities over the entire Hope Bay Property.

Commercial Mining at Madrid and Boston

TMAC submitted a final environmental impact study to NIRB on December 21, 2017 that addressed the anticipated development and associated impacts of extending commercial mining to the Madrid and Boston deposits. The scope of activities proposed included mobilization, construction, operation, closure, reclamation and post-closure monitoring of three additional gold mines on the Hope Bay Property, referred to as Madrid North, Madrid South and Boston. The project scope proposes to mine the ore from these three deposits using underground mining and surface mining methods (i.e., crown pillar mining). From an infrastructure perspective, the projects propose the use and expansion of existing gold processing, waste management and project shipping infrastructure at the already-approved Doris and Roberts Bay sites as well as establishing new infrastructure at Madrid and Boston (including an additional camp/accommodation facility at Boston), and constructing a private, all-weather road connecting the sites in support of Hope Bay Property-wide mining and exploration activities.

After completing the review of the final environmental impact study, NIRB issued a recommendation to the Minister of CIRNAC for approval of Amendment No. 2 of the Project Certificate for the Doris mine and approval of a new Project Certificate for the Madrid and Boston projects, which approval was granted on November 12, 2018. The final permitting for the Madrid and Boston projects was completed on January 14, 2019 when the Minister of Intergovernmental and Northern Affairs and Internal Trade approved the two Type A Water Licences as recommended by NWB on December 7, 2018 thereby concluding the final step in the environmental permitting process that enables mine development at Madrid North, Madrid South and Boston with connecting all-weather roads.

Capital and Operating Costs

During 2018, the Doris mine produced from all sources a total of 475,800 tonnes of ore at a grade of 8.1 g/t, containing 123,700 ounces of gold. The Plant processed 464,200 tonnes of ore at an average rate of 1,275 tpd with a grade of 9.4 g/t and an average recovery rate of 79% producing 110,970 ounces of gold at an average recovery of 79% and poured 111,050 ounces. Cash Costs and AISC per ounce of gold sold were US$868 and US$1,291, respectively.

Sustaining Capital includes underground development at Doris, mining and surface equipment purchases, surface and process infrastructure work and delineation drilling to better define the Doris Mineral Reserves and Mineral Resources. Underground sustaining capital at Doris averaged approximately $6.7 million per quarter in 2018, while in 2019 it is budgeted at approximately $9.0 million per quarter as development metres are targeted to nearly double.

Sustaining Capital expenditures were C$41.8 million, or US$296 per ounce sold. Expansion capital expenditures were C$45.1 million.

Exploration, Development and Production

Ore production will come from four underground mining zones at Doris during the year and consists of longhole, transverse and drift and fill stoping methods and from sill development. The mining of the Doris BTD Extension will include drift and fill, and some of the mining of Doris Connector includes the transverse stoping method, with both methods expected to contribute to lower dilution.

An increase in underground development is planned for 2019 through the addition of another jumbo crew to the two existing crews and an increase in the number of development headings to ensure sufficient ore sources are available during the latter half of 2019 and throughout 2020. Mine development throughout 2019 is primarily focused on Doris BTD and Doris Connector. Doris Central will be accessed in the latter half of the second quarter of 2019 and is expected to become a significant ore source in 2020.

TMAC continues to be confident that the two CLs can now process at a combined 2,000 tpd throughput capacity rate given that the Plant operated at more than 2,000 tpd for 37 of 92 days in the fourth quarter of 2018, including 13 days in excess of 2,200 tpd, for an average of 1,800 tpd in the quarter. The highest throughput in a single day for the Plant during the year ended December 31, 2018 was 2,335 tonnes and the peak performance in any single day of the individual CLs was 1,417 tonnes and 1,432 tonnes for CL1 and CL2, respectively. Plant throughput is expected to be managed such that maximum recoveries are achieved. Averaging 2,000 tpd on an ongoing basis is expected to be achieved through increased consistency and operating stability, in part through the installation of surge bins currently in progress, and the final commissioning of the completed circuit of the new gravity concentrators.

Overall Plant recoveries are a factor of: the recovery achieved through gravity and flotation efforts in the CLs; and the recovery achieved in the CTP. The best recovery achieved on a single day from gravity and flotation since the beginning of December 2018 to the date of TMAC’s AIF has been 94% while the best recovery achieved in the CTP has been 96%. The objective is, with the completion of commissioning of the additional gravity concentrators and the stabilization of the Plant, including following the addition of surge bins, to achieve at least the level of each of these results consistently, which would result in approximately 90% overall recovery (i.e., the product of 94% multiplied by 96%). TMAC expects there is potential to optimize beyond 90% in the future and the Company has identified specific incremental optimization projects to help it achieve this.

The Company is heading into its first full year of operation with both concentrating lines in production. The primary objective remains the achievement of efficient operations, including the completion of the ramp up of the Plant to 2,000 tpd throughput and 90% recoveries and mining the maximum number of ounces for processing.

Description	Units	2019 Guidance
Production	Au oz	160,000 – 180,000
Cash Costs(1)(2)	US$/oz	625-700
AISC(1)	US$/oz	900-1,000
Sustaining Capital
Underground development	C$millions	36
Infrastructure and equipment	C$millions	12
Delineation drilling	C$millions	6
Expansion Capital	C$millions	20
Exploration and evaluation	C$millions	25

DIVIDENDS

The Company has not paid a dividend on the Common Shares since its incorporation. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares in the capital of the Company (“Preference Shares”). As of December 31, 2018, there were 215,431,258 Common Shares and no Preference Shares issued and outstanding. Maverix effected a consolidation of its Common Shares on May 23, 2019 and as at that date there were approximately 107,948,333 Common Shares issued and outstanding on a post-consolidation basis.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Before the first shares of a particular series of Preference Shares are issued, the Board shall determine, subject to the limitations set out in Maverix’s articles, the material characteristics of the series. Holders of Preference Shares are entitled to priority over the Common Shares and over any other shares of the corporation junior to the Preference Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Maverix, whether voluntary or involuntary, or any other distribution of assets of Maverix among its shareholders for the purpose of winding-up its affairs.

Holders of Preference Shares are not entitled to vote separately as a class or series upon a proposal to amend Maverix’s articles to:

(a)         increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(b)         effect an exchange, reclassification or cancellation of the shares of such class or series; or

(c)          subject to the exceptions contained in the Canada Business Corporations Act, create a new class or series of shares equal or superior to the shares of such class or series.

Warrants

Maverix issued 20,000,000 Warrants to Pan American on July 8, 2016 of which 10,000,000 were exercisable for US$0.54 per Common Share and 10,000,000 are still exercisable at US$0.78 per Common Share. The Warrants will expire on July 8, 2021, with 10,000,000 Warrants exercisable for US$0.78 per Common Share still outstanding at this time. Pan American exercised the Warrants at US$0.54 per Common Share on December 23, 2016.

Maverix issued 6,500,000 Warrants to Pan American on December 23, 2016, which are exercisable for US$1.20 per share and expire on July 8, 2021.

Maverix issued 10,000,000 Warrants to Gold Fields on December 23, 2016, which are exercisable for US$1.20 per share and expire on December 23, 2021.

Maverix issued 10,000,000 Warrants to Newmont on June 29, 2018, which are exercisable for US$1.64 per share and expire on June 29, 2023.

Maverix effected a consolidation of its Common Shares on May 23, 2019.  All outstanding Warrants were proportionately adjusted based on the consolidation ratio.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX-V under the symbol “MMX”. The following table sets forth information relating to the trading of the Common Shares on the TSX-V for the months indicated.

Month	High (C$)	Low (C$)	Volume
May 1 – 22, 2019	2.75	2.47	119,683
April, 2019	2.85	2.45	864,726
March, 2019	2.86	2.30	783,470
February, 2019	2.50	2.16	746,137
January, 2019	2.60	2.22	158,546
December, 2018	2.47	2.03	104,001
November, 2018	2.81	2.31	153,995
October, 2018	2.85	2.15	407,178
September, 2018	2.39	1.82	314,652
August, 2018	2.19	1.63	271,064
July, 2018	2.35	1.70	340,407
June, 2018	1.83	1.58	476,978
May, 2018	1.75	1.33	650,185
April, 2018	1.70	1.55	189,490
March, 2018	1.70	1.57	85,313
February, 2018	1.72	1.49	96,985
January, 2018	1.82	1.60	265,967

The price of the Common Shares as quoted by the TSX-V at the close of business on December 31, 2018 was C$2.42 and on the close of business on May 22, 2019 was C$2.67.  Maverix effected a consolidation of its Common Shares on May 23, 2019 (see “General Development of the Business — Subsequent Events to December 31, 2018”).

Options Issued

The following table summarizes stock options granted by the Company as at the date of this AIF.

Date	Price per Share/Exercise Price per Security(1)		Number and Type of Securities(1)	Reason for Issuance
April 2019	CAD$	2.59	1,786,500 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company
May 2018	CAD$	1.65	1,813,130 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company
May 2017	CAD$	1.40	312,161 stock options	Stock Option and Share Compensation Plan to Directors and Consultants of the Company
April 2017	CAD$	1.40	2,214,642 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company
July 2016	CAD$	0.54	2,907,000 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company

(1)         Maverix effected a consolidation of its Common Shares on May 23, 2019. All outstanding stock options were proportionately adjusted based on the consolidation ratio.

ESCROWED SECURITIES

To the company’s knowledge, as of the date hereof, there are no securities of the company held in escrow.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with Maverix and principal occupation of each person who is a director and/or an officer of Maverix. Directors are elected at each annual meeting of Maverix’s shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned as at December 31, 2018(1)
Geoffrey Burns(2) British Columbia, Canada	Chairman; Director since June 17, 2016	President and CEO Pan American (July 1, 2003 to December 31, 2015)	12,272,615 (5.66%)
J.C. Stefan Spicer(2) Ontario, Canada	Director since June 17, 2016	Former Chairman, President and CEO of Central Fund of Canada Limited (1995 to January 2018)	1,668,916 (0.77%)
Dr. Chris Barnes(2) Ontario, Canada	Director since June 17, 2016	Practicing physician	1,166,181 (0.54%)
Robert Doyle British Columbia, Canada	Director since June 17, 2016	CFO of Pan American	19,697 (0.01%)
Christopher Emerson Lima, Peru	Director since June 17, 2016	VP of Business Development and Geology of Pan American (August 2015 to present); Geology Manager of Glencore (Zinc Group) South America (January 2009 to July 2015)	19,697 (0.01%)
Daniel O’Flaherty Cayman Islands	CEO since July 7, 2016, Director since May 30, 2017	Executive & Director of Anthem United Inc. (September 2013 to October 2016); VP Corporate Development of Esperanza Resources Corp. (May 2012 to August 2013)	6,313,261(3) (2.93%)
Blake Rhodes(4) Colorado, USA	Director since November 20, 2018	Vice President of Corporate Development of Newmont	— (0%)
Doug Ward Idaho, USA	Vice President, Technical Services since March 3, 2017	Consultant (September 2013 to Present); Former Director of Business Development of Pan American (December 2010 to August 2013)	1,251,533 (0.58%)
Matt Fargey British Columbia, Canada	CFO since May 30, 2017

Corporate Controller of Sandstorm Gold Ltd. (February 2013 to February 2017); Corporate Controller of Sandstorm Metals & Energy Ltd. (February 2013 to May 2014); Manager, Audit and Assurance Group of PwC (January 2007 to January 2013)

200,600 (0.09%)

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned as at December 31, 2018(1)
Brent Bonney British Columbia, Canada	Vice President, Corporate Development since February 15, 2017	Associate Director, Scotiabank Global Banking and Markets (July 2014 to February 2017); Associate, Scotiabank Global Banking and Markets (August 2010 to July 2014)	257,775 (0.12%)
Warren Beil British Columbia, Canada	General Counsel; Corporate Secretary since June 29, 2018

Vice President, Legal, Columbus Gold Corp. and Allegiant Gold Ltd. (January 2018 to June, 2018); Lawyer, Gowling WLG (Canada) LLP (December, 2015 to December, 2017); General Counsel Cactus Restaurants Ltd. (October 2014 to October 2015); General Counsel, Pathway Capital Ltd. (December 2010 to October 2014)

85,000 (0.04%)

Notes:

(1)                                 Subsequent to December 31, 2018, Maverix effected a consolidation of its Common Shares on May 23, 2019. Figures int his column are displayed on a pre-consolidation basis.

(2)                                 Member of the Audit Committee and the Nominating and governance Committee.

(3)                                 6,266,833 Common Shares over which Daniel O’Flaherty exercises control and direction are registered in the name of Vandelay Industries SEZC, a company wholly-owned by Mr. O’Flaherty and 46,428 Common Shares are registered in Daniel O’Flaherty’s name personally.

(4)                                 Mr. Rhodes was appointed as a Director on November 20, 2018.

As at December 31, 2018, the directors and executive officers of the Company, as a group, beneficially owned, directly and indirectly, or exercised control or direction 23,255,287 Common Shares, representing approximately 10.79% of the total number Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)                                     was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)                                  was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company,

(i)                                     is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)                                  has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to,

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the CBCA and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any material legal proceedings or regulatory actions as of the date of this AIF. The Company is not aware of any material contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No directors, executive officers or principal shareholders of the Company or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which the Company has participated since incorporation on September 5, 2008, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The Company entered into the following material contracts within the financial year ended December 31, 2017, or since such time or before such time that are still in effect, other than in the ordinary course of business:

•                  the La Colorada Agreement — see “General Development of the Business — Acquisition of the PA Royalty Portfolio — La Colorada Agreement” for further information; and

•                  a credit agreement, as amended, between the Company, Maverix Metals (Australia) Pty. Ltd., Maverix Metals (Nevada) Inc., CIBC and National Bank dated June 21, 2018, as amended (the “Credit Agreement”). The Credit Agreement permits Maverix to borrow up to US$75,000,000 and has a term of four years, which is extendable through mutual agreement between Maverix, CIBC and National Bank.

Shareholder Agreements

The following is a summary of the Shareholder Agreements (as defined below). The summary of the Shareholder Agreements provided below is qualified in its entirety by reference to the full text of the Shareholder Agreements. The Shareholder Agreements are each available under Maverix’s profile on SEDAR at www.sedar.com.

Maverix has entered into a shareholder agreement with each of Pan American (dated July 7, 2016, as amended on January 16, 2017 and as amended and restated on September 12, 2018), Gold Fields (dated December 23, 2016) and Newmont (dated June 29, 2018) (collectively, the “Shareholder Agreements”). The Shareholder Agreements are in substantially similar form and pursuant to which each of Pan American, Gold Fields, Newmont and Maverix have agreed that, among other things, each shareholder will:

•                  have certain rights in respect of equity financings of Maverix, including standard anti-dilution rights;

•                  have demand qualification rights in specified circumstances in respect of the Company completing and filing a prospectus relating to a proposed disposition of all or a portion of the shareholder’s shareholdings in the Company;

•                  be obligated to give Maverix notice and an opportunity to make an offer to acquire any metal stream or royalty that the shareholder contemplates granting; and

•                  be entitled, depending on current shareholdings of the Company, to nominate individuals for election to the Company’s Board of Directors (the “Board Nominee Right”).

The Board Nominee Right applies to each of Pan American, Gold Fields and Newmont where:

•                  Pan American’s shareholdings of Maverix are equal to or exceed 50% of Maverix’s outstanding Common Shares then Pan American is entitled to two nominees for election to the Company’s Board of Directors;

•                  Gold Field’s shareholdings of Maverix are equal to or exceed 20% of outstanding Common Shares, Gold Fields is entitled to one nominee for election to the Maverix Board of Directors;

•                  Newmont or Pan American’s shareholdings of Maverix are equal to or exceed 10% of outstanding Common Shares, then each of Newmont and Pan American, respectively, is entitled to one nominee for election to the Maverix Board of Directors.

As at the date of this Annual Information Form, Pan American has nominated Rob Doyle and Christopher Emerson as its nominees and Newmont has nominated Blake Rhodes as its nominee. Gold Fields has not exercised its right to nominate an individual for election to the Company’s Board of Directors.

Pursuant to each Shareholder Agreement, provided Maverix has endorsed and recommended nominees for election to the Maverix Board of Directors, at every meeting of the Maverix shareholders at which the election of directors to the Board is considered, each of Pan American, Gold Fields and Newmont must:

•                  vote its Common Shares in favor of the election of Maverix management’s proposed nominees for election to the Board of Directors at every such meeting;

•                  not effect, conduct or participate in any solicitation of proxies with respect to any securities of Maverix (other than any solicitation of proxies conducted by Maverix’s management) against management’s proposed nominees for election to the Maverix Board of Directors; and

•                  vote its Common Shares in the manner recommended by the Board of Directors with respect to other matters, in the ordinary course, brought to a vote of shareholders of Maverix.

INTERESTS OF EXPERTS

The scientific and technical information contained in this AIF was reviewed and approved by Doug Ward, B.Sc. Mining, Engineering, MMSA, and Vice President Technical Services and a “Qualified Person” as defined in NI 43-101.

To the knowledge of Maverix, Mr. Ward holds less than 1% of the outstanding Common Shares of Maverix or of any associate or affiliate of Maverix as of the date hereof. Mr. Ward has not and will not receive any direct or indirect interest in any securities of Maverix as a result of the review and approval of the scientific and technical disclosure included in this AIF.

KPMG LLP, Chartered Professional Accountants, are the independent auditors of Maverix who have issued an independent auditor’s report dated March 27, 2019 in respect of the consolidated financial statements of Maverix as at December 31, 2018 and December 31, 2017 and for each of the years then ended. KPMG LLP is independent with respect to the Company within the meaning of Chartered Professional Accountants of British Columbia Code of Professional Conduct.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The following are the current members of the Committee:

Geoffrey Burns (1)	Independent	Financially literate

Dr. Chris Barnes	Independent	Financially literate

J.C. Stefan Spicer	Independent	Financially literate

Note:

(1)         Chairman of the Audit Committee

(2)         The terms “independent” and “financially literate” are defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Geoffrey Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015. Mr. Burns has led numerous capital market transactions including placements of equity, debt and convertible debt, as well as having lead several key acquisitions for Pan American. Mr. Burns holds a Masters of Business Administration from York University.

Dr. Barnes was Chief of Staff of Blind River Hospital in Ontario for the past 22 years. He is a practicing physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Furthermore, Dr. Barnes is the founder and Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing.

J.C. Stefan Spicer was the Chairman, President, and CEO, Central Fund of Canada Limited (“Central Fund”) until January 16, 2018, a position he held since 1995. Mr. Spicer has lead numerous capital market transactions and has been a founder of several publicly traded entities. Mr. Spicer has in excess of 35 years of investment industry experience.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending (1)	Auditor	Audit Fees (2)	Audit Related Fees (3)	Tax Fees (4)	All Other Fees (5)
2018	KPMG	$125,000	Nil	Nil	Nil
2017	KPMG	$87,790	Nil	$4,950	$9,728
2017	McGovern Hurley	$59,000	Nil	Nil	Nil

Notes:

(1)         At the request of the Corporation, UHY McGovern, Hurley, LLP, Chartered Accounts resigned as auditor effective July 28, 2017, and KPMG LLP was appointed as successor auditor beginning on July 28, 2017.

(2)         The aggregate audit fees billed.

(3)         The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not included under the heading “Audit Fees”.

(4)         Fees billed for preparation of Corporation’s corporate tax return.

(5)         The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company to be filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2018.

SCHEDULE “A”

MAVERIX METALS INC.
AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE - CHARTER

PURPOSE

Senior management of Maverix Metals Inc. (the “Company”), as overseen by its Board of Directors (the “Board”), has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee (the “Committee”) is a standing committee of the Board established for the purposes of overseeing:

a.                   the quality and integrity of the Company’s financial and accounting reporting processes and internal accounting and financial control systems of the Company;

b.                   the external auditor’s qualifications and independence;

c.                    management’s responsibility for assessing the effectiveness of internal controls; and

d.                   the Company’s compliance with legal and regulatory requirements in connection with financial and accounting matters.

COMPOSITION AND OPERATION

a.                   The Committee shall be composed of at least three independent directors1 and all members of the Committee shall, to the satisfaction of the Board, be Financially Literate and at least one member will be a Committee Financial Expert (“Financially Literate” and “Committee Financial Expert” are defined in the Definitions section of this Charter).

b.                   The members of the Committee shall be appointed by the Board, based on the recommendation of the Nominating and Governance Committee, to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

c.                    The Committee shall appoint a chair (the “Chair”) from among its members who shall be an independent director. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen to preside at the meeting.

d.                   The Committee will make every effort to meet at least four times per year and each member is entitled to request that an additional meeting be called, which will be held within two weeks of the request for such meeting. A quorum at meetings of the Committee shall be two members

1 In order to be considered “independent”, the following applies:

Pursuant to the Canadian Securities Administrators’ Multilateral Instrument 52-110 “Audit Committees”, a member of the Committee must not have a direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Pursuant to United States securities laws, a member of the Committee may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; nor be an affiliated person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries.

UPDATED AND APPROVED BY THE BOARD April 25, 2018

FINAL

present in person or by telephone. The Committee may also act by unanimous written consent of its members as described under the heading “Authority” in this Charter.

e.                    The external auditor may request the Chair to call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the directors or the shareholders of the Company. In addition to the external auditor, each committee chair, members of board, as well as the Chief Executive Officer or Chief Financial Officer shall be entitled to request the Chair to call a meeting, which meeting shall be held within two weeks of the request.

f.                     Notice of the time and place of every meeting shall be given in writing or by email communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting.

g.                    The Committee shall fix its own procedure at meetings, keep records of its proceedings and provide a verbal report to the Board routinely at the next regularly scheduled Board meeting and shall provide copies of finalized minutes of meetings to the Corporate Secretary to be kept with the official minute books of the Company.

h.                   The Committee will review and approve its minutes of meetings and copies will be made available to the external auditor or its members as requested.

i.                       In camera sessions will be scheduled for each regularly scheduled quarterly Committee meeting, and as needed from time to time.

J.                     On an ad-hoc basis, the Committee may also meet separately with the Chief Executive Officer, the Chief Financial Officer, the General Counsel and such other members of management as they may deem necessary.

RESPONSIBILITIES AND DUTIES

Overall Committee:

To fulfill its responsibilities and duties the Committee will:

a.                   review this Charter periodically, but at least once per annum, and recommend to the Nominating and Governance Committee any necessary amendments;

b.                   review and, where necessary, recommend revisions to the Company’s disclosure in the Management Information Circular regarding the Committee’s composition and responsibilities and how they are discharged;

c.                    assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting policies and principles, reporting practices and internal controls;

d.                   review and recommend approval by the Board of all significant and material financial disclosure documents to be released by the Company, including but not limited to, quarterly and annual financial statements and management discussion and analysis, annual reports, Form 40-F, annual information forms, and prospectuses containing material information of a financial nature; and

e.                    oversee the relationship and maintain a direct line of communication with the Company’s external auditors and assess their performance.

Public Filings, Policies and Procedures:

The Committee is responsible for:

a.                        ensuring adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the Company’s disclosure controls and procedures, and management’s evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

b.                        reviewing disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls; and

c.                         reviewing with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

External Auditors

The responsibilities and duties of the Committee as they relate to the external auditor are to:

a.                   consider and make recommendations to the Board with respect to the external auditor to be nominated for appointment by shareholders at each annual general meeting of the Company;

b.                   review the performance of the external auditor and, where appropriate, recommend to the Board the removal of the external auditor;

c.                    confirm the independence and effectiveness of the external auditor, which will require receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company and any other factors that might affect the independence of the auditor;

d.                   oversee the work of the external auditor generally, and review and report to the Board on the planning and results of external audit work, including:

i.                       the external auditor’s engagement letter or other reports of the auditor;

ii.                    the reasonableness of the estimated fees and other compensation to be paid to the external auditor;

iii.                 the form and content of the quarterly and annual audit report, which should include, inter alia:

•                  a summary of the Company’s internal controls and procedures;

•                  any material issues raised in the most recent meeting of the Committee; and

•                  any other related audit, review or attestation services performed for the Company by the external auditors.

e.                         actively engage in dialogue with the external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the external auditor and take, or recommend the Board take, appropriate actions to oversee the independence of the external auditor;

f.                          monitor the relationship between management and the external auditor and resolve any disagreements between them regarding financial reporting; and

g.                         engage the external auditor in discussions regarding any amendments to critical accounting policies and practices; alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, including any potential ramifications and the preferred treatment by the independent auditor; and lastly, written communication between management and the independent auditor, including but not limited to, the management letter and schedule of adjusted differences.

Internal Controls and Financial Reporting

The Committee will:

a.                        obtain reasonable assurance from discussions with (and/or reports from) management, and reports from the external auditors that the Company’s financial and accounting systems are reliable and are operating effectively;

b.                        in consultation with the external auditor, the CEO, the CFO, and where necessary, other members of management, review the integrity of the Company’s financial reporting process and the internal control structure;

c.                         review the acceptability of the Company’s accounting principles and direct the auditors’ examinations to particular areas of question or concern, as required;

d.                        request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies) when it deems necessary;

e.                         together with management, review control weaknesses identified by the external and internal auditors;

f.                          review the appointments of the chief financial officer and other key financial executives; and

g.                       during the annual audit process, consider if any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, need to be discussed with the external auditor, and review whether internal control recommendations made by the auditor have been implemented by management.

Ethical and Legal Compliance

The responsibilities and duties of the Committee as they relate to compliance and risk management are to:

a.                   obtain reasonable assurances as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

b.                   review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to hedging, insurance, accounting, information services and systems and financial controls, and management reporting;

c.                    receive a report from management on tax issues and planning, including compliance with the Company’s source deduction obligations and other remittances under applicable tax or other legislation;

d.                   review annually the adequacy and quality of the Company’s financial and accounting staffing, including the need for and scope of internal audit reviews (if any);

e.                    establish procedures for a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

f.                     review any complaints and concerns received regarding accounting, internal controls, or auditing matters or with respect to the Company’s Code of Ethical Conduct, and the investigation and resolution thereof, and provide all relevant information relating to such complaints and concerns to the Nominating and Governance Committee;

g.                    review and monitor the Company’s compliance with applicable legal and regulatory requirements related to financial reporting and disclosure;

h.                   review all related-party transactions; and

i.                       carry the responsibility for reviewing reports from management, external auditors with respect to the Company’s compliance with the laws and regulations having a material impact on financial reporting and disclosure, including: tax and financial reporting laws and regulations; legal withholding requirements; environmental; and any other laws and regulations which expose directors to liability.

AUTHORITY

a.                       The Committee shall have the authority to:

i.                       incur reasonable expenses to engage independent counsel and other advisors as it determines necessary to carry out its duties;

ii.                    set and pay the compensation (after consultation with the CEO) for any advisors employed by the Committee; and

iii.                 communicate directly with the external auditors.

b.                   The Committee shall have the power, authority and discretion delegated to it by the Board which shall not include the power to change the membership of or fill vacancies in the Committee.

c.                    A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

d.                   The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Committee or fill vacancies in it as it shall see fit.

e.                    The Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

f.                     At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee, shall attend a meeting of the Committee.

g.                    The Committee shall have the authority to obtain advice and assistance from outside legal, accounting or financial advisors in its sole discretion.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.

“Committee Financial Expert” means a person who has the following attributes:

a.                    an understanding of generally accepted accounting principles and financial statements;

b.                   the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.                    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised in the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.                   an understanding of internal controls and procedures for financial reporting; and

e.                    an understanding of audit committee functions;

acquired through any one or more of the following:

f.                     education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

g.                    experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

h.                   experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.